Exhibit 99.3

INVESTOR RIGHTS AGREEMENT

 of

 CONCORDIA INTERNATIONAL CORP.

dated as of September 6, 2018

Appendices

Appendix A: GSO Shareholder Parties
Appendix B: Solus Shareholder Parties
Appendix C: Private Placement Parties
Appendix D: Majority Voting Policy
Appendix E: Form of Initial Notice
Appendix F: Form of Joinder Agreement

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) is entered into as of September 6, 2018, by and among (i) Concordia International Corp., a corporation continued under the laws of Canada (the “Company”), (ii) the funds managed, advised or sub-advised by GSO Capital Partners, LP set forth on Appendix A as updated or amended from time to time (collectively, “GSO”), (iii) the funds managed, advised or sub-advised by Solus Alternative Asset Management LP set forth on Appendix B as updated or amended from time to time (collectively, “Solus”), (iv) the Private Placement Parties (as defined below) and (v) each other Person as shall be a Shareholder Party from time to time pursuant to the provisions of this Agreement (such other Persons collectively, with GSO, Solus and the Private Placement Parties, the “Shareholder Parties”).

RECITALS

WHEREAS, on September 6, 2018, the Director appointed under the Canada Business Corporations Act (the “CBCA”) issued a certificate and articles of arrangement on the Effective Date (as the same may be amended, restated or otherwise modified from time to time, the “Articles”) to give effect to the arrangement (the “Arrangement”) of the Company under the CBCA;

WHEREAS, the Company entered into that certain Subscription Agreement (the “Subscription Agreement”) and that certain Support Agreement, each dated as of May 1, 2018, setting forth the terms and conditions of a series of transactions to effect the recapitalization of the Company pursuant to the Arrangement, pursuant to which the Company issued additional Company Shares (as defined below) as of the Effective Date;

WHEREAS, the parties hereto desire to enter into this Agreement to establish certain rights and obligations with respect to the Equity Securities that will be owned by the Shareholder Parties on and following the Effective Date, as well as restrictions on certain activities in respect of the Limited Voting Shares and other related corporate matters.

NOW, THEREFORE, in consideration of the premises and mutual agreements, covenants and provisions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
 DEFINITIONS

1.1          Certain Defined Terms

As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Action” means any action, complaint, petition, suit, arbitration, audit, hearing, litigation, judicial or other proceeding, whether civil, administrative or criminal, at law or in equity, before any Governmental Entity.

“Additional Class B Director” has the meaning set forth in Section 3.5(a).

“Adverse Disclosure” means public disclosure of material non-public information that, in the good faith judgment of the Company: (i) would be required to be made in any Canadian Preliminary Prospectus or Canadian Prospectus filed with any Canadian Securities Authority so that such Canadian Preliminary Prospectus or Canadian Prospectus contains full, true and plain disclosure of all material facts relating to the securities distributed thereunder and does not contain a misrepresentation; (ii) would not be required to be made at such time but for the filing of such Canadian Preliminary Prospectus or Canadian Prospectus; and (iii) the Company has a bona fide business purpose for not disclosing publicly.

“Affiliate” means, with respect to any Person, any direct or indirect Subsidiary of such Person, and any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person, and includes any account or fund managed by such Person over which such Person has voting or investment discretion, including as investment manager, advisor or subadvisor; provided, that, for greater certainty, (i) an “Affiliate” of a GSO Fund, shall include GSO, any GSO Fund, any of their respective Affiliates and any other Person that, at such time, directly or indirectly through one or more intermediaries, is controlled by, or is under common control with a GSO Fund (but not including limited partners or other investors in any such GSO Fund or any portfolio companies of any GSO Fund), and (ii) an “Affiliate” of a Solus Fund, shall include Solus, any Solus Fund, any of their respective Affiliates and any other Person that, at such time, directly or indirectly through one or more intermediaries, is controlled by, or is under common control with a Solus Fund (but not including limited partners or other investors in any such Solus Fund or any portfolio companies of any Solus Fund). The term “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies or the power to appoint and remove a majority of directors (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Arrangement” has the meaning set forth in the Recitals.

“Articles” has the meaning set forth in the Recitals.

A Person shall be deemed the “beneficial owner” of, and to have “beneficial ownership” of, and to “beneficially own” any security of which such Person has direct or indirect beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act).

“Board” means the board of directors of the Company.

“Bought Deal” means an Underwritten Public Offering made on a “bought deal” basis in one or more Canadian provinces or territories pursuant to which an underwriter has committed to purchase securities of the Company in a “bought deal” letter prior to the filing of a prospectus under applicable Canadian Securities Laws, as permitted by NI 44-101.

“Canadian Base Shelf Prospectus” has the meaning set forth in Section 5.2(a)(i).

“Canadian Preliminary Prospectus” means a preliminary prospectus in respect of Company Shares or other securities which (unless the context requires otherwise) has been filed with and a receipt or mutual reliance review decision document issued therefor by the applicable Canadian Securities Authorities, including, without limitation all amendments and all supplements thereto and all documents incorporated or deemed to be incorporated by reference therein, and includes, as applicable, a preliminary Canadian Base Shelf Prospectus and a preliminary Canadian Shelf Supplement.

“Canadian Prospectus” means a (final) prospectus in respect of Company Shares or other securities which (unless the context requires otherwise) has been filed with and a receipt or mutual reliance review decision document issued therefor by the applicable Canadian Securities Authorities, including, without limitation all amendments and all supplements thereto and all documents incorporated or deemed to be incorporated by reference therein, and includes, as applicable, a Canadian Base Shelf Prospectus and a Canadian Shelf Supplement.

“Canadian Securities Authorities” means any of the British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Autorité des marchés financiers (Québec), Financial and Consumer Services Commission (New Brunswick), Nova Scotia Securities Commission, Office of the Superintendent of Securities (Prince Edward Island), Office of the Superintendent of Securities (Newfoundland and Labrador), Office of the Superintendent of Securities (Northwest Territories), Office of the Yukon Superintendent of Securities, Nunavut Securities Office, and any of their successors.

“Canadian Securities Laws” means the applicable securities legislation of each relevant province of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments and multilateral instruments of the securities commission and similar regulatory authority of each province of Canada.

“Canadian Shelf Registration Request” has the meaning set forth in Section 5.2(a)(i).

“Canadian Shelf Supplement” has the meaning set forth in Section 5.2(a)(iii).

“CBCA” has the meaning set forth in the Recitals.

“Change of Control” means the occurrence of an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of direct or indirect beneficial ownership of 50% or more of the then issued and outstanding Limited Voting Shares (including by way of sale, merger, amalgamation, arrangement, business combination, consolidation, reorganization or other similar transaction).

“Class A Special Shares” means the Class A special shares of the Company.

“Class B Special Shares” means the Class B special shares of the Company.

“Class C Special Shares” means the Class C special shares of the Company.

“Closing Deadline” has the meaning set forth in Section 4.1(d).

“Committee” has the meaning set forth in Section 3.4(a).

“Company” has the meaning set forth in the Preamble.

“Company Group” means the Company and its Subsidiaries from time to time.

“Company Indemnitee” has the meaning set forth in Section 5.8(e).

“Company Shares” mean the Limited Voting Shares, Class A Special Shares, Class B Special Shares and Class C Special Shares and any other shares that may be issued by the Company from time to time having the same rights, privileges and restrictions as such shares.

“Confidential Information” has the meaning set forth in Section 7.3(b).

“Debt” means, with respect to any Person at any time of determination, without duplication, (i) any obligations under any indebtedness for borrowed money (including all obligations for principal, interest premiums, penalties, fees, expenses, breakage costs and bank overdrafts thereunder), (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any commitment by which a Person assures a financial institution against loss (including reimbursement obligations with respect to drawn letters of credit), (iv) any off balance sheet financing, (v) all obligations under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a consolidated balance sheet of such Person and its Subsidiaries in accordance with IFRS, (vi) any payment obligations in respect of banker’s acceptances or drawn letters of credit, (vii) any mark‑to‑market value of swaps, collars, caps and similar hedging obligations, (viii) all obligations for the deferred and unpaid purchase price of property or services (other than trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice), (ix) any indebtedness referred to in clauses (i) through (viii) above of any other Person which is either guaranteed by, or secured by a lien upon such Person referred to in the lead in of this definition or any of its assets and (x) accrued and unpaid interest of any obligation under clauses (i) through (ix).

“Demand Canadian Preliminary Prospectus” has the meaning set forth in Section 5.1(a)(iii).

“Demand Canadian Prospectus” has the meaning set forth in Section 5.1(a)(iii)

“Demand Notice” has the meaning set forth in Section 5.1(c).

“Demand Registration” has the meaning set forth in Section 5.1(a)(i).

“Demand Registration Request” has the meaning set forth in Section 5.1(a)(i).

“Demand Suspension” has the meaning set forth in Section 5.1(f).

“Director” means any member of the Board.

“Effective Date” has the meaning set forth in the Subscription Agreement.

“Effective Time” has the meaning set forth in the Subscription Agreement.

“Election Meeting” has the meaning set forth in Section 3.1.

“Eligible Piggyback Party” has the meaning set forth in Section 5.3(a).

“Equity Securities” means all Limited Voting Shares, all securities, directly or indirectly, convertible into or exercisable or exchangeable for Limited Voting Shares and all options, warrants and other rights to purchase or otherwise, directly or indirectly, acquire from the Company Limited Voting Shares, or securities convertible into or exercisable or exchangeable for Limited Voting Shares, whether at the time of issuance or upon the passage of time or the occurrence of some future event. As to any particular Limited Voting Shares constituting Equity Securities, such shares shall cease to be Equity Securities when they have been acquired by the Company.

“Excess New Securities” has the meaning set forth in Section 2.3(a).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means that certain Exchange Rights Agreement dated as of September 7, 2018 entered into by and among, inter alia, the Company, Concordia Investment Holdings (Jersey) Limited and certain Shareholder Parties.

“Exit Event” means, except as contemplated by the Arrangement,  (i) a Change of Control; or (ii) any transaction or series of transactions pursuant to which the Company or any of its Subsidiaries (or, in each such case, any successor thereof, including any successor to all or substantially all of the assets thereof) sells or disposes of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis (including by way of sale, merger, amalgamation, arrangement, business combination, consolidation, reorganization or other similar transaction), other than the sale or transfer of assets to a wholly-owned Subsidiary of the Company.

“Exit Event Committee” has the meaning set forth in Section 3.4(b).

“Fair Market Value” means:

(a)          in respect of assets other than cash or securities, the fair market value of such assets, as determined in good faith by the Board; and

(b)          in respect of securities:

(i)          if traded on a securities exchange, the value shall be deemed to be the VWAP of the securities on such exchange over the twenty (20) Trading Day period ending on the Trading Day immediately prior to the applicable date of valuation,

(ii)          if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) Trading-Day period ending on the Trading Day immediately prior to the applicable date of valuation, and

(iii)          if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity or applicable stock exchange: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“GSO” has the meaning set forth in the Preamble.

“GSO Fund” means any fund managed by or advised by GSO and/or its Affiliates.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board at the relevant time.

“IIROC” means the Investment Industry Regulatory Organization of Canada.

“Independent Director” means an Initial Independent Director or a Replacement Independent Director who is independent for the purposes of each of (i) the TSX Company Manual (for so long as any of the Company’s securities are listed on the TSX) and (ii) National Instrument 52-110 Audit Committees (for so long as the Company remains a reporting issuer in any jurisdiction in Canada).

“Initial Independent Director” has the meaning set forth in Section 3.1(a).

“Initial Notice” has the meaning set forth in Section 4.1(b).

“Initial Replacement Period” has the meaning set forth in Section 3.2(a).

“Initiating Holder” has the meaning set forth in Section 5.1(a)(i).

“issued and outstanding Limited Voting Shares” means, at any time, the number of Limited Voting Shares issued and outstanding as reflected on the share register of the Company.

“Law” or “Laws” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, the European Union and its Member States, or the United Kingdom, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity and any applicable stock exchange rules.

“Limited Voting Shares” means the limited voting shares of the Company.

“Lock-Up Period” has the meaning set forth in the Subscription Agreement.

“Loss” has the meaning set forth in Section 5.8(a).

“Majority Voting Policy” means the Company’s Majority Voting Policy attached hereto as Appendix D.

“marketing materials” has the meaning set forth in NI 41-101.

“misrepresentation” has the meaning set forth under applicable Canadian Securities Laws.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended from time to time, and any successor legislation.

“New Securities” means any Equity Securities or other securities (other than debt securities not convertible, exchangeable or exercisable, into equity securities) of the Company or any of its Subsidiaries, whether authorized now or in the future, and any rights, options or warrants to purchase any Equity Securities (“Options”) and other securities of the Company or any of its Subsidiaries of any type whatsoever (including, (x) debt obligations which are convertible, exchangeable or exercisable, into Equity Securities, such other securities or Options and (y) contractual rights to receive payments, such as “phantom” stock or stock appreciation rights, where the amount thereof is determined by reference to fair market or equity value of the Company or any Equity Securities), including any such rights that may become convertible into or exchangeable or exercisable for any Equity Securities, such other securities or Options; provided, that “New Securities” shall not include (i) Equity Securities issued by the Company on or prior to the date hereof; (ii) Equity Securities issued upon the direct or indirect conversion, exchange or exercise of any securities issued by the Company on or prior to the date hereof or otherwise in accordance with Section 2.3; (iii) securities issued by the Company or any of its Subsidiaries in connection with any subdivision of securities (including any stock dividend or stock split) or any consolidation of securities (including any reverse stock split) of the Company or any of its Subsidiaries; (iv) Equity Securities sold in a Public Offering; (v) Equity Securities issued as consideration for the acquisition of another Person or the assets of another Person (whether by merger, recapitalization, business combination or otherwise); (vi) Equity Securities issued to any third party lenders as “equity kickers” in connection with what is primarily a loan transaction pursuant to any agreement or arrangement approved by the Board; (vii) Equity Securities issued by any of the Company’s Subsidiaries to the Company or to another wholly-owned Subsidiary of the Company; (viii) any issuance of Company Shares pursuant to an equity compensation plan approved by the Board representing in the aggregate (together with all other Company Shares issued in reliance on this clause (viii)) less than ten percent (10%) of the Equity Securities outstanding at the time of issuance that are issued to any Directors, officers, employees or consultants of the Company or any of its Subsidiaries in connection with their employment, compensation or provision of services at a price per Company Shares or securities of any Subsidiary of the Company not less than Fair Market Value and (ix) in connection with any bona fide joint venture, partnership or strategic alliance between the Company or any of its Subsidiaries and an arm’s length third party.

“New Securities Price” has the meaning set forth in Section 2.3(a).

“NI 41-101” means National Instrument 41-101 General Prospectus Requirements.

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 Shelf Distributions.

“NI 45-102” means National Instrument 45-102 Resale of Securities.

“Nominating Committee” means a Committee consisting of each Shareholder Party that beneficially owns in excess of seven and one half percent (7.5%) of the then issued and outstanding Limited Voting Shares. Each Shareholder Party and its Affiliates on the Nominating Committee shall collectively have a single vote.

“Non-Receiving Plan Sponsor” has the meaning set forth in Section 4.1(b).

“Objecting Plan Sponsor” has the meaning set forth in Section 4.1(b).

“Options” has the meaning set forth in Section 1.1.

“Other Shareholder Parties” has the meaning set forth in Section 2.2(a).

“Participant” has the meaning set forth in Section 2.2(b).

“Participating MIP Shareholder” means a MIP Shareholder (as defined in the Exchange Agreement) which exercised its rights under clause 7 of the Exchange Agreement.

“Permitted Restricted Transaction” has the meaning set forth in Section 4.1(d).

“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Piggyback Notice” has the meaning set forth in Section 5.3(a).

“Piggyback Registration” has the meaning set forth in Section 5.3(a).

“Plan Sponsor” means each of (i) GSO, for so long as GSO beneficially owns any Class A Special Shares, and (ii) Solus, for so long as Solus beneficially owns any Class B Special Shares.

“Preemptive Exercise Notice” has the meaning set forth in Section 2.3(a).

“Preemptive Notice” has the meaning set forth in Section 2.3(a).

“Private Placement Parties” means the Shareholder Parties set forth in Appendix C attached hereto; provided, that if GSO or Solus ceases to qualify as a Plan Sponsor in accordance with the definition of such term in this Section 1.1, such party shall automatically be deemed to be a Private Placement Party for so long as it beneficially owns Limited Voting Shares, subject to Section 7.14.

“Pro Rata Portion” means, with respect to each Shareholder Party requesting that its Limited Voting Shares be registered or sold in an Underwritten Public Offering, a number of such Limited Voting Shares equal to the aggregate number of Registrable Securities to be registered or sold (excluding any Limited Voting Shares to be registered or sold for the account of the Company) multiplied by a fraction, the numerator of which is the aggregate number of Registrable Securities held by such Shareholder Party, and the denominator of which is the aggregate number of Registrable Securities held by all Shareholder Parties requesting that their Registrable Securities be registered or sold.

“Prospective Transferee” has the meaning set forth in Section 2.2(a).

“Public Offering” means the offer and sale of Registrable Securities for cash pursuant to a Canadian Prospectus.

“Receiving Plan Sponsor” has the meaning set forth in Section 4.1(b).

“Registrable Securities” means the Limited Voting Shares held by a Shareholder Party immediately after the Effective Date and any Limited Voting Shares acquired by a Shareholder Party thereafter. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) such securities shall have been qualified for distribution under applicable Canadian Securities Laws in any province or territory of Canada pursuant to the filing with the applicable Canadian Securities Authorities of a Canadian Prospectus and the issuance of a receipt therefor, and such securities shall have been disposed of thereunder; (ii) such securities shall have been disposed of pursuant to Rule 144; (iii) each of the following are true (A) such Shareholder Party is able to immediately sell such securities under Rule 144 without any restrictions on transfer (including without application of paragraphs (c), (d), (e), (f) and (h) of Rule 144), as reasonably determined by the Shareholder Party, (B) the trade of such securities by such Shareholder Party in Canada would not constitute a control distribution as such term is defined in NI 45-102, and (C) such Shareholder Party beneficially owns or exercises control or direction over less than five percent (5%) of the then issued and outstanding Limited Voting Shares; (iv) such securities are sold pursuant to the prospectus exemption afforded by Section 2.8 of NI 45-102; (v) such securities are sold pursuant to the prospectus exemption afforded by Section 2.5 or Section 2.6 of NI 45-102; (vi) such securities shall have ceased to be outstanding; or (vii) such securities have been sold in a transaction to which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

“Registration” means the qualification of any Registrable Securities for distribution under applicable Canadian Securities Laws in any province or territory of Canada by way of a Canadian Prospectus. The terms “register”, “registered” and “registering” shall have correlative meanings.

“Registration Expenses” has the meaning set forth in Section 5.7.

“Replacement Independent Director” has the meaning set forth in Section 3.2.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

“Response Deadline” has the meaning set forth in Section 2.2(b).

“Restricted Transaction” means any of the following actions by the Company or any of its Subsidiaries:

(a)          any transaction or series of related transactions resulting in the incurrence of any Debt after the Effective Date in excess of $100 million, other than any drawdown under the Revolving Facility;

(b)          any settlement or appeal of any material Action, including, for greater certainty, any settlement or appeal of any Action arising out of or in connection with any UK Competition and Marketing Authority investigation relating to the Company or any of its Subsidiaries;

(c)          any (i) purchase or acquisition, or (ii) sale, lease, transfer or divestiture, in each case through one transaction or a series of related transactions and whether by merger, consolidation, amalgamation, arrangement, business combination, recapitalization or otherwise, involving a value, proceeds or cost to the Company or its Subsidiaries in excess of $100 million (which for greater certainty shall not include any Exit Event, any transaction contemplated by the Arrangement or other similar transaction involving the Company or any internal reorganization solely among the Company and one or more of its wholly-owned Subsidiaries); or

(d)          any agreement, understanding, contract or commitment to effect any of the foregoing.

“Revolving Facility” means a revolving facility of the Company in place from time to time with a total outstanding principal amount not to exceed $250,000,000.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule).

“SEC” means, at any time, the United States Securities and Exchange Commission or any other federal agency at such time administering the Securities Act.

“Second Notice” has the meaning set forth in Section 4.1(b).

“Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Selling Holder Information” has the meaning set forth in Section 5.8(a).

“Shareholder Parties” has the meaning set forth in the Preamble.

“Solus” has the meaning set forth in the Preamble.

“Solus Fund” means any fund managed by or advised by Solus and/or its Affiliates.

“Subscription Agreement” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the general partner, managing member, managing director (or a board comprised of any of the foregoing) or manager of such limited liability company, partnership, association or other business entity.

“Substitute Plan Sponsor” has the meaning set forth in Section 4.1(e).

“Tax” or “Taxes” means any and all national, federal, foreign, state, provincial or local income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, assets, real property, personal property, sales, use, transfer, registration, value added, alternative or add on, minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Trading Day” means the day on which the principal securities exchange (as determined by the Board) on which the Limited Voting Shares are listed or admitted to trading is open for the transaction of business.

“Transfer” means, with respect to any security, any sale, assignment, transfer, loan, gift or any other disposition of such security, including (i) through any derivatives transaction which has the effect of transferring all or part of the economic benefits and/or risks of ownership of such security to another Person, or (ii) in connection with or pursuant to the foreclosure of, or other realization upon, any security interest, pledge, encumbrance, or hypothecation on such security, whether voluntarily or by operation of law, whether for consideration or for no consideration.

“Transfer Notice” has the meaning set forth in Section 2.2(a).

“Transferring Shareholder Party” has the meaning set forth in Section 2.2(a).

“TSX” means the Toronto Stock Exchange.

“Underwritten Public Offering” means an underwritten Public Offering, including any Bought Deal or block sale to a financial institution conducted as an underwritten Public Offering.

“VWAP” means, per each security on any Trading Day, the volume-weighted average price per share of such security on such Trading Day, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page on which the applicable security is listed.

1.2          Interpretation

Except where otherwise expressly provided or unless the context otherwise necessarily requires, in this Agreement: (i) reference to a given Article, Section, Subsection, clause, Exhibit or Schedule is a reference to an Article, Section, Subsection, clause, Exhibit or Schedule of this Agreement, unless otherwise specified; (ii) the terms “hereof”, “herein”, “hereto”, “hereunder” and “herewith” refer to this Agreement as a whole; (iii) reference to a given agreement, instrument, document or Law is a reference to that agreement, instrument, document, Law or regulation as modified, amended, supplemented and restated through the date as to which such reference was made, and, as to any Law or regulation, any successor Law or regulation; (iv) accounting terms have the meanings given to them under IFRS, and in any cases in which there exist elective options or choices in IFRS determinations relating to any member of the Company Group, or where management discretion is permitted in classification, standards or other aspects of IFRS related determinations relating to any member of the Company Group, the historical accounting principles and practices of such member of the Company Group, as applicable, shall continue to be applied on a consistent basis; (v) reference to a Person includes its predecessors, successors and permitted assigns and transferees; (vi) the singular includes the plural and the masculine includes the feminine, and vice versa; (vii) the words “include”, “includes” or “including” means “including, for example and without limitation”; (viii) references to “days” means calendar days and (ix) references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of United States of America.

1.3          Beneficial Ownership

For the purposes of calculating beneficial ownership, a Shareholder Party shall be deemed to beneficially own all securities which are beneficially owned by such Shareholder Party and its Affiliates; provided, that a Person shall not be deemed to beneficially own securities (i) over which such Person or any of its Affiliates exercises voting control pursuant to a voting trust, proxy or other similar agreement with a Person that is not an Affiliate of such Person, or (ii) which are owned by such Person or any of its Affiliates but with respect to which all or part of the economic benefits and/or risks of ownership of such securities are conferred to any other Person (other than to (x) any other Affiliate of such Person or (y) a limited partner of, or investor in, any such Person, in its capacity as such); provided that, for greater certainty, clause (ii) of this Section 1.3 shall not apply to a pledge or encumbrance of Limited Voting Shares granted as collateral to lenders of such holder of Limited Voting Shares or its Affiliates pursuant to a bona fide debt financing transaction solely for the benefit of such holder of Limited Voting Shares or its Affiliates.

ARTICLE II
 TRANSFERS AND ISSUANCES

2.1          Transfers

Subject to Section 2.2(e) of the Subscription Agreement, applicable Law (including Canadian Securities Laws) and the terms and conditions set forth in this Agreement, a Shareholder Party shall be permitted to Transfer from time to time any or all Equity Securities beneficially owned by it without the consent or approval of any Person; provided, that the Transferring Shareholder Party shall deliver to the Company written notice of such Transfer promptly following such Transfer, which notice shall specify the date of the Transfer and the number of Equity Securities so transferred but need not specify the identity of the purchaser or consideration received for such Equity Securities.

2.2          Tag-Along Rights

(a)          In the event that a Shareholder Party, or group of Shareholder Parties acting together as the case may be (the “Transferring Shareholder Party”), proposes to effect a Transfer (other than a Transfer of Limited Voting Shares (i) to an Affiliate of the Transferring Shareholder Party, (ii) pursuant to a Public Offering in connection with the Transferring Shareholder Party’s exercise of its rights as set forth in Article V, (iii) in connection with an Exit Event, (iv) pursuant to a take-over bid or tender offer that is made available to all or substantially all of the holders of Limited Voting Shares, or (v) pursuant to a public distribution under applicable securities Laws) of at least twenty five percent (25%) of the then issued and outstanding Limited Voting Shares, the Transferring Shareholder Party shall deliver written notice (the “Transfer Notice”) to the Company, and the Company shall deliver such Transfer Notice to each of the other Shareholder Parties (the “Other Shareholder Parties”) at least twenty (20) days prior to the closing of such Transfer. The Transfer Notice shall include a copy of the executed agreement (or substantially final draft agreement) in respect of such Transfer and summarize in reasonable detail the proposed Transfer including, the number of Limited Voting Shares to be sold, the identity of the prospective transferee(s) (the “Prospective Transferee”), the purchase price of each such Limited Voting Share to be sold and the date such proposed sale is expected to be consummated; provided, however, that the Transferring Shareholder Party may elect to omit from the Transfer Notice any such terms and conditions of the sale if the disclosure of such terms and conditions would violate any confidentiality obligations to which any of the Transferring Shareholder Party or the Company are bound, but (in any such case) the omission of any such terms and conditions shall not have any effect on the validity of the Transfer Notice; provided, further, that the Transferring Shareholder Party may not omit the proposed purchase price or any information that relates to the consideration that can be received by such Other Shareholder Parties in connection with such proposed Transfer. Notwithstanding the foregoing, if an Other Shareholder Party agrees to enter into a confidentiality agreement that is reasonably acceptable to the Transferring Shareholder Party and the Prospective Transferee (to the extent any of the terms and conditions of the related sale transaction are omitted), the Transferring Shareholder Party shall disclose all previously omitted information to such Other Shareholder Party.

(b)          Each of the Other Shareholder Parties shall have the right, exercisable upon delivery of an irrevocable written notice to the Transferring Shareholder Party within ten (10) days after receipt of the Transfer Notice (the “Response Deadline”), to participate in such proposed Transfer on the same terms and conditions as set forth in the Transfer Notice, including the making of all representations, warranties and covenants and the granting of all indemnifications and similar agreements and arrangements agreed to by the Transferring Shareholder Party in the executed agreement (or substantially final draft agreement) delivered with the Transfer Notice pursuant to Section 2.2(a) hereof (including, participating in any escrow arrangements in respect of post-closing obligations of the sellers to the extent of their respective “pro rata portion”), provided that if the participation of any Other Shareholder Party in such proposed Transfer would require the purchaser under applicable Laws (including securities Laws) to make a take-over bid or tender offer to all holders of Limited Voting Shares in any jurisdiction that would not otherwise be required under applicable Laws (including securities Laws) if such Other Shareholder Party were not a Participant, the Transferring Shareholder Party, the purchaser and the Participants shall use their good faith efforts to allow the Other Shareholder Parties who wish to participate in the transaction to sell the maximum number of Limited Voting Shares permitted under an exemption from the take-over bid or tender offer rules. Each Other Shareholder Party electing to participate in the Transfer described in the Transfer Notice (each such Other Shareholder Party, and each Participating MIP Shareholder, a “Participant”) shall indicate in its irrevocable notice of election to the Transferring Shareholder Party the maximum number of Limited Voting Shares it desires to Transfer. Each such Participant shall be entitled to Transfer a number of Limited Voting Shares equal to such holder’s “pro rata portion” of the total number of Limited Voting Shares to be Transferred, as set forth in the Transfer Notice, up to a maximum number not to exceed such Participant’s pro rata portion.  The Company shall provide notice to each Participant of such Participant’s pro rata portion within two (2) days following the Response Deadline. For purposes of this Section 2.2(b), “pro rata portion” shall mean for each Participant a fraction, the numerator of which is the number of Limited Voting Shares held by such Participant on the date of the Transfer Notice and the denominator of which is the total number of Limited Voting Shares held by all Participants on the date of the Transfer Notice, taking into account the issuance of all Tag-Along Exchange Shares (as defined in the Exchange Agreement) of each Participating MIP Shareholder (provided, that the preceding calculation shall be adjusted so that the total number of Limited Voting Shares that the Participants and Participating MIP Shareholders may sell in the aggregate does not exceed the total number of Limited Voting Shares to be sold by the Transferring Shareholder Party). No Participant shall be entitled to sell Equity Securities (other than Limited Voting Shares) pursuant to this Section 2.2, but shall be permitted to convert, exchange or exercise its applicable portion of Equity Securities (subject to the terms of such Equity Securities) for Limited Voting Shares concurrently with, and subject to, the consummation of the proposed Transfer.

(c)          Each Participant shall effect its participation in the Transfer by delivering to the Transferring Shareholder Party (to hold in trust as agent for such Participant), at least three (3) Trading Days prior to the date scheduled for such Transfer as set forth in the Transfer Notice, (i) one or more certificates or other instruments, as applicable, in proper form for transfer, which represent the number of Limited Voting Shares which such Participant is entitled to Transfer in accordance with Section 2.2(b) (but subject to the limitations set forth in Section 2.2(b)), (ii) a joinder or other similar agreement pursuant to which such Participant shall agree to be bound by the terms and conditions set forth in the definitive agreement effecting the proposed Transfer in form and substance reasonably satisfactory to the Transferring Shareholder Party, and (iii) executed copies (or signature pages thereof) of such other agreements, documents or certificates as the Transferring Shareholder Party shall reasonably request. Such certificate or certificates or other instruments, as applicable, shall be delivered by the Transferring Shareholder Party to such Prospective Transferee on the date scheduled for the consummation of the Transfer pursuant to the terms and conditions specified in the Transfer Notice and the definitive agreement and such Prospective Transferee shall remit to each such Participant its pro rata portion of the net sale proceeds (taking into account any transaction costs and expenses incurred by the Transferring Shareholder Party in connection with such Transfer, including any transaction costs and expenses incurred by the Transferring Shareholder Party on behalf of the Company in connection with such Transfer) to which such Participant is entitled by reason of its participation in such sale. For purposes of this Section 2.2(c), “pro rata portion” shall mean for each Participant a fraction, the numerator of which is the number of Limited Voting Shares (or in the case of a Participating MIP Shareholder, Transferred Tag-Along Exchange Shares (as defined in the Exchange Agreement)) to be Transferred by such Participant pursuant to this Section 2.2(c) and the denominator of which is the total number of Limited Voting Shares and Transferred Tag-Along Exchange Shares to be Transferred pursuant to this Section 2.2(c) or clause 7 of the Exchange Agreement, as applicable. The Transferring Shareholder Party’s sale of Limited Voting Shares in any sale proposed in a Transfer Notice shall be effected on terms and conditions not more favorable than those set forth in such Transfer Notice and those applicable to the other Participants.

(d)          The exercise or non-exercise of the rights of any of the Other Shareholder Parties hereunder to participate in one or more Transfers of Limited Voting Shares made by the Transferring Shareholder Party shall not adversely affect their rights to participate in subsequent Transfers of Limited Voting Shares subject to this Section 2.2.

(e)          Notwithstanding anything contained in this Section 2.2 to the contrary, there shall be no liability on the part of the Transferring Shareholder Party (or any of its Affiliates) to any Other Shareholder Party in the event no Limited Voting Shares are sold notwithstanding the delivery of any Transfer Notice pursuant to Section 2.2(a) provided that such Transferring Shareholder Party has complied in all material respects with the provisions of this Section 2.2.

(f)          The Company shall exercise its rights under the Exchange Agreement to cause the Participating MIP Shareholders to comply with their obligations under this Section 2.2 and clause 7 of the Exchange Agreement.

2.3          Preemptive Rights

(a)          In the event that, at any time, the Company or any of its Subsidiaries decides to undertake an issuance of New Securities, the Company shall at such time deliver to each Shareholder Party written notice of the Company’s decision, describing the amount, type and terms of such New Securities, the purchase price per New Security (the “New Securities Price”) to be paid by the purchasers of such New Securities and the other terms upon which the Company has decided to issue the New Securities including, the expected timing of such issuance and any material filings, approvals or other conditions to such issuance under applicable Laws (the “Preemptive Notice”). Each such Shareholder Party shall have fifteen (15) days from the date on which the Preemptive Notice is given to agree by written notice to the Company (a “Preemptive Exercise Notice”) to purchase up to its proportional share of such New Securities for the New Securities Price and upon the general terms specified in the Preemptive Notice and stating therein the quantity of New Securities to be purchased by any such Shareholder Party, including any Excess New Securities such Shareholder Party wishes to purchase if such securities are available. In the event that in connection with such a proposed issuance of New Securities, any such Shareholder Party for any reason fails or refuses to give such written notice to the Company within such fifteen (15) day period, such Shareholder Party shall, for all purposes of this Section 2.3, be deemed to have refused (in that particular instance only) to purchase any of such New Securities and to have waived (in that particular instance only) all of its rights under this Section 2.3 to purchase any of such New Securities. For purposes of this Section 2.3, a Shareholder Party’s “proportional share” shall mean, at any time, the quotient obtained by dividing the number of Limited Voting Shares held by such Shareholder Party at such time by the aggregate number of Limited Voting Shares held by all Shareholder Parties. In the event that any Shareholder Party does not elect to purchase all of its respective proportional share, the New Securities which were available for purchase by such non-electing Shareholder Parties (the “Excess New Securities”) shall automatically be deemed to be accepted for purchase by the Shareholder Parties that indicated in their Preemptive Exercise Notice a desire to participate in the purchase of Excess New Securities. Unless otherwise agreed by all of the Shareholder Parties participating in the purchase, each Shareholder Party that indicated in its Preemptive Exercise Notice that it desired to purchase more than its proportional share shall purchase a number of Excess New Securities equal to the lesser of (x) the number of Excess New Securities indicated in the Preemptive Exercise Notice, if any, and (y) an amount equal to the product of (A) the number of Excess New Securities and (B) a fraction, the numerator of which is the number of Limited Voting Shares held at such time by such Shareholder Party and the denominator of which is the aggregate number of Limited Voting Shares held at such time by all Shareholder Parties participating in such purchase of Excess New Securities.

(b)          In the event and to the extent that, subsequent to the procedure set forth in Section 2.3(a), any New Securities (including any Excess New Securities) are not acquired by the Shareholder Parties entitled to subscribe for and purchase such New Securities, the Company (or any such Subsidiary) shall be free to issue such New Securities to any one or more Persons, including pursuant to a Public Offering; provided, that (x) the price per New Security at which such New Securities are being issued is not less than ninety-five percent (95%) of the New Securities Price and (y) the other terms and conditions pursuant to which such Person or Persons purchases such New Securities are not more favorable than the terms set forth in the Preemptive Notice in any material respect. Any New Securities not issued or sold within one hundred eighty (180) days after the date of the Preemptive Notice shall again be subject to the provisions of this Section 2.3.

(c)          For convenience of administration, subject to applicable Law and the prior written consent of the Plan Sponsors, the Company may sell New Securities to the Plan Sponsors or, to the extent approved by the non-participating Plan Sponsor, either Plan Sponsor, without offering the other Shareholder Parties the opportunity to participate in such sale in compliance with this Section 2.3, so long as: (i) the Company provides each other Shareholder Party with notice of such sale of New Securities (which notice shall include a detailed description of the terms and conditions of such sale and a description of the manner in which the Shareholder Party may exercise its rights in clause (ii) of this Section 2.3(c)) not less than two (2) Trading Days following the consummation of such sale; and (ii) each such applicable Shareholder Party is provided with the opportunity to purchase its proportional share of applicable New Securities from such Plan Sponsor, within ten (10) Trading Days of receipt of notice from the Company of the consummation of such Plan Sponsor’s purchase of New Securities, on the same terms and conditions (including price) as such Plan Sponsor purchased its New Securities from the Company.

ARTICLE III
 BOARD MATTERS

3.1          Election of Independent Directors

(a)          On the Effective Date, the “Initial Independent Directors” shall be Randall Benson and Barry Fishman.  Following the date of this Agreement, but no later than the twelve (12) month anniversary of the Effective Date, one (1) additional Independent Director (the “Additional Independent Director”) shall be appointed to the Board in accordance with Section 3.2(a)(ii) (as if such Additional Independent Director was a Replacement Independent Director for the purposes of Section 3.2); provided, that the holders of Class A Special Shares shall only be entitled to elect to the Board a second Class A Director pursuant to Section 3.3(a) of the Articles after the earliest to occur of the appointment of the Additional Independent Director and the twelve (12) month anniversary of the Effective Date. An Additional Independent Director appointed during the Initial Replacement Period shall be considered an Initial Independent Director.

(b)          Without limitation to Section 3.2, from and after the Effective Date until such time as an Initial Independent Director shall cease for any reason to serve as a Director (including by death, disability, retirement, resignation or removal of such Initial Independent Director), the Company shall use commercially reasonable efforts to cause such Initial Independent Director to be nominated for election to the Board at any annual or special meeting of shareholders of the Company at which Directors are to be elected (each annual or special meeting, an “Election Meeting”) and in which each such Initial Independent Director stands for election to the Board.

(c)          Subject to the provisions set forth in this Article III and applicable requirements or qualifications under applicable Law or applicable stock exchange rules, the Company agrees to nominate and recommend that the shareholders of the Company who are entitled to vote at such Election Meeting vote in favor of the election of each Initial Independent Director selected pursuant to this Article III.

3.2          Resignation and Replacement of Directors

(a)          In the event that any Initial Independent Director ceases to serve as a Director during his or her term of office for any reason (including by death, disability, retirement, resignation or removal) and such cessation occurs on or within eighteen (18) months after the Effective Date (the “Initial Replacement Period”), or a Plan Sponsor ceases to have the right to appoint one or more Directors pursuant to the Articles or Section 3.5, a replacement Independent Director (a “Replacement Independent Director”) shall be selected for nomination as follows:

(i)          The first Replacement Independent Director shall be selected for nomination by a majority of the members of the Nominating Committee, subject to the written approval of both Plan Sponsors (which written approval may not be unreasonably delayed, conditioned or withheld). Each subsequent Replacement Independent Director shall be selected for nomination by a majority of the members of the Nominating Committee, subject to the written approval of at least one (1) Plan Sponsor (which written approval may not be unreasonably delayed, conditioned or withheld).

(ii)          In connection with any Election Meeting at which a Replacement Independent Director selected pursuant to Section 3.2(a)(i) is to be elected, the Company shall give written notice (x) with respect to an annual meeting, no earlier than ninety (90) days, or (y) with respect to a special meeting, no earlier than forty (40) days prior to the date of such meeting, to the Nominating Committee to request that the Nominating Committee nominate each Replacement Independent Director in accordance with Section 3.2(a)(i), and the Nominating Committee shall give written notice to the Company of each Replacement Independent Director nominee no later than thirty (30) days after receiving such notice; provided, that if a Replacement Independent Director is not selected pursuant to Section 3.2(a)(i) within such thirty (30)-day period, then the Board shall nominate the Replacement Independent Directors standing for election to the Board in connection with such Election Meeting.

(b)          In the event that any Initial Independent Director ceases to serve as a Director during his or her term of office for any reason (including by death, disability, retirement, resignation or removal) or a Plan Sponsor ceases to have the right to appoint one or more Directors pursuant to the Articles or Section 3.5 and such vacancy arises following the Initial Replacement Period, a Replacement Independent Director shall be nominated and appointed by the Board and shall serve until the next succeeding Election Meeting.

(c)          In connection with any Election Meeting in which a Replacement Independent Director stands for election to the Board, the Nominating Committee shall take all necessary action to cause each Replacement Independent Director nominee to consent to any reference and background checks and to provide such information (including information necessary to determine any disclosure obligations of the Company or pursuant to the rules of the applicable stock exchange on which the Company’s securities are listed) as the Board may reasonably request in connection with the Company’s disclosure obligations or in connection with the Company’s legal, regulatory or stock exchange requirements, which requests shall be of the same type as the Company requests of all other nominees to the Board.

(d)          Subject to the provisions set forth in this Article III and applicable requirements or qualifications under applicable Law or applicable stock exchange rules, the Company agrees to nominate and recommend that the holders of Limited Voting Shares voting at an Election Meeting vote in favor of the election of each Replacement Independent Director selected to be nominated for election at such Election Meeting pursuant to this Article III.

(e)          In the event the number of Directors a Plan Sponsor is entitled to appoint to the Board is reduced pursuant to the Articles or Section 3.5, the Plan Sponsor shall promptly remove (or in the case of a Director elected or appointed pursuant to Section 3.5request the resignation of) the appropriate number of Directors appointed by such Plan Sponsor from the Board. In such event, the vacancy resulting from such removal shall be filled by the nomination and appointment of such number of Replacement Independent Directors in accordance with the provisions set forth in this Article III.

(f)          During the Initial Replacement Period, a majority of the members of the Nominating Committee may submit a request in writing that the Board use its commercially reasonable efforts to remove any Independent Director at any time, and the Board shall promptly use its commercially reasonable efforts to cause the removal of such Independent Director (including, if necessary, by calling and holding an Election Meeting). Following the Initial Replacement Period, a majority of the Directors may at any time use its commercially reasonable efforts to remove any Independent Director. In the event a Plan Sponsor is entitled to appoint an additional Director to the Board pursuant to the Articles or Section 3.5, the Board shall use its commercially reasonable efforts to, within fifteen (15) days, remove one (1) Independent Director (i) during the Initial Replacement Period, selected by a majority of the members of the Nominating Committee, or (ii) following the Initial Replacement Period, selected by a majority of the Directors; provided, that if such removed Independent Director is not selected during such fifteen (15) day period, then the Board shall use its commercially reasonable efforts to cause the most-recently appointed Independent Director to be removed. If any Independent Director is required to resign from the Board pursuant to the Majority Voting Policy, the members of the Nominating Committee and the Board shall use their respective commercially reasonable efforts to cause the removal of such Independent Director.

(g)          Notwithstanding anything to the contrary, a majority of the Independent Directors (including Replacement Independent Directors) shall have relevant experience in the industry in which the Company operates. At all times, (i) at least two (2) of the Independent Directors nominated for election shall be resident Canadians (as defined in the CBCA) if so required by law and (ii) a majority of the Directors nominated for election shall not be citizens or residents of the United States. The Board and each of the Shareholder Parties shall take all commercially reasonable actions necessary to give effect to the foregoing.

3.3          Chief Executive Officer

From and after the Effective Time, (i) the Chief Executive Officer of the Company shall initially be Graeme Duncan and (ii) the removal or replacement of the Chief Executive Officer shall require the affirmative vote of a majority of the Board (other than the Chief Executive Officer). The Shareholder Parties agree that the Company’s Chief Executive Officer shall be nominated for election as a Director of the Company at each Election Meeting. If the Chief Executive Officer shall cease for any reason to serve as Chief Executive Officer and Director (including by death, disability, retirement, resignation or removal), the resulting vacancy created on the Board shall be filled by the successor Chief Executive Officer.

3.4          Committees

(a)          The Board may, by resolution, designate from among the Directors one or more committees (each, a “Committee”), and delegate to such Committee such power, authority and responsibility as the Board determines is appropriate, subject to applicable Law and in accordance with the Articles.

(b)          Subject to the prior written consent of each Plan Sponsor and applicable Law, upon the request of Shareholder Parties holding at least thirty-three and one-third percent (33 1/3%) of the then issued and outstanding Limited Voting Shares, the Board shall form a Committee (the “Exit Event Committee”) comprised of (A) the Directors appointed by the Plan Sponsors pursuant to the Articles and this Agreement; and (B) two (2) Independent Directors.  The Exit Event Committee shall: (i) explore a potential Exit Event and actively market the Company to prospective investors in connection therewith; (ii) engage such legal, financial, accounting and tax advisors as it deems necessary in connection with the exploration of a potential Exit Event; (iii) commence an auction process in furtherance of a potential Exit Event, including signing non-disclosure agreements on behalf of the Company and providing material non-public information to potential investors or purchasers; (iv) enter into discussions with potential investors or purchasers in connection with a potential Exit Event; (v) negotiate the terms of the definitive documents in connection with a potential Exit Event; (vi) make recommendations to the Board in respect of any potential Exit Event; and (vii) keep the Board apprised of the foregoing on a reasonable basis. Nothing herein shall restrict or limit the ability of the Board to solicit or pursue an Exit Event on its own initiative in the absence of having first received a request to form an Exit Event Committee; provided, that, in the event an Exit Event Committee is formed prior to the consummation of an Exit Event, the Board shall delegate the solicitation and pursuit of a potential Exit Event to the Exit Event Committee.

3.5          Election or Appointment of Additional Class B Director

(a)          In addition to the right to elect one (1) Class B Director set forth in Section 4.3 of the Articles, the holders of the Class B Special Shares shall be entitled to nominate and have elected or appointed to the Board an additional director of the Company (an “Additional Class B Director”) if and for so long as the holders of the Class B Special Shares beneficially own, in the aggregate, twenty four and nine-tenths percent (24.9%) or more of the issued and outstanding Limited Voting Shares. For the purposes of this Section 3.5, the aggregate beneficial ownership of the holders of the Class B Special Shares shall be calculated in accordance with Section 4.1 of the Articles.

(b)          At any time following the date upon which the holders of Class B Special Shares become entitled under Section 3.5(a) to nominate and have elected or appointed to the Board an Additional Class B Director, the holders of a majority of the Class B Special Shares shall be entitled to submit to the Company in writing the name of the Additional Class B Director that the holders of the Class B Special Shares are entitled to nominate, and the Board shall appoint such nominee Additional Class B Director as a Director.

(c)          At least thirty-five (35) days prior to any Election Meeting, the holders of a majority of the Class B Special Shares shall submit to the Company in writing the name of the nominee Additional Class B Director that the holders of the Class B Special Shares are entitled to nominate and have elected or appointed pursuant to Section 3.5(a), if applicable at such time. If the holders of a majority of the Class B Special Shares fail to submit to the Company an Additional Class B Director nominee pursuant to the previous sentence, then the holders of the Class B Special Shares shall be deemed to have nominated the incumbent Additional Class B Director (if any) then in office, failing which the Board shall nominate a Replacement Independent Director to fill such vacancy in accordance with this Article III.

(d)          The election of the Additional Class B Director may be conducted by a resolution in writing signed by all the holders of the Limited Voting Shares, to be effective on the date of the Company’s annual meeting of voting shareholders or on such other date as specified in such resolution, or at an Election Meeting. The appointment of the Additional Class B Director may be effected at any time by a majority of the members of the Board in office in accordance with the CBCA and Section 3.5(b).

(e)          Each Additional Class B Director elected or appointed pursuant to Sections 3.5(b) or 3.5(d) shall hold office until the next Election Meeting or until his or her removal or resignation in accordance with Sections 3.5(f) through 3.5(h).

(f)          The holders of a majority of the Class B Special Shares may at any time, upon providing notice to the Company, request the Additional Class B Director to resign and have elected or appointed a successor Additional Class B Director named in such notice. Upon receipt of such notice, the Additional Class B Director shall immediately resign and the vacancy created by such resignation shall be filled with the successor Additional Class B Director named in such notice by the vote of a majority of the members of the Board in office following such resignation in accordance with Section 3.5(b) or, if applicable, elected by the holders of Limited Voting Shares in accordance with Section 3.5(d).

(g)          If, as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there shall exist or occur any vacancy on the Board with respect to the Additional Class B Director, or for any other reason there is no Additional Class B Director serving on the Board when otherwise permitted pursuant to this Section 3.5, the resulting vacancy shall be filled by an individual who shall be nominated by the holders of a majority of the Class B Special Shares and appointed by a majority of the members of the Board in office in accordance with the CBCA and Section 3.5(b) or, if applicable, elected by the holders of Limited Voting Shares in accordance with Section 3.5(d). If at any time the holders of the Class B Special Shares cease to beneficially own, in the aggregate, the applicable percentage of issued and outstanding Limited Voting Shares set forth in Section 3.5(a), then the Additional Class B Director then in office shall cease to qualify as an “Additional Class B Director” and shall resign forthwith, and the vacancy created by such resignation shall be filled by the nomination and appointment of a Replacement Independent Director in accordance with this Article III.

(h)          Following the date upon which the holders of Class B Special Shares become entitled under Section 3.5(a) to nominate and have elected or appointed to the Board an Additional Class B Director (until the time, if any, that the holders of the Class B Special Shares cease to beneficially own, in the aggregate, the applicable percentage of issued and outstanding Limited Voting Shares set forth in Section 3.5(a)), each Shareholder Party shall vote (or, if applicable, consent in writing with respect to) all of its Limited Voting Shares or other voting securities (to the extent entitled to vote or consent with respect to the relevant matter) and each Shareholder Party and the Company shall use its commercially reasonable efforts to take all necessary and desirable actions within its control as may be requested by the holders of a majority of the Class B Special Shares in order to effect the provisions of this Section 3.5, including the provisions relating to the nomination, election, appointment, removal, or replacement of directors and including the obligation to vote in favor of any prospective Additional Class B Director nominated in accordance with this Section 3.5.

3.6          Board Observer

(a)          From the date hereof until the date which is fifteen (15) months from the Effective Date, the Company hereby grants to each Plan Sponsor the option and right to appoint a representative (each, an “Observer”) to attend all meetings of the Board and all Committees in a non-voting, observer capacity. Each Observer may be designated from time to time by the applicable Plan Sponsor by providing written notice to the Company.

(b)          The Company agrees that the Observers may participate fully in discussions of all matters brought to the Board or Committee, as the case may be, for consideration, but in no event shall any Observer (i) be deemed to be a member of the Board or any Committee; (ii) have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or its shareholders; or (iii) have the right to propose or offer, or vote on,  any motions or resolutions to the Board or Committees. Upon request, the Company shall allow the Observers to attend Board or Committee meetings by telephone or electronic communication.

(c)          Unless an Observer provides notice in writing to the Company that the Observer does not wish to receive such information, the Company shall provide to the Observers copies of all notices, minutes, consents and other materials that it provides to Board members (collectively, “Board Materials”), including any draft versions, proposed written consents, and exhibits and annexes to any such materials at the same time and in the same manner as such information is delivered to the Board members.  Each Observer may be required to execute a confidentiality agreement reasonably acceptable to the Company prior to receiving such information or attending Board meetings.

(d)          Notwithstanding anything in this Section 3.6 to the contrary, the Company may exclude the Observers from access to any Board Materials, meeting or portion thereof if the Board concludes, acting in good faith, that such exclusion is reasonably necessary to preserve the solicitor-client or litigation privilege between the Company and its counsel (provided that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege).

(e)          The Company agrees to reimburse each Observer promptly for reasonable out-of-pocket expenses incurred in connection with such Observer’s attendance at Board and Committee meetings; provided that all reimbursements payable by the Company under this Section 3.6 shall be payable in accordance with and subject to the Company’s policies and practices with respect to director expense reimbursement then in effect.

3.7          Chair

The Chair of the Board will be selected by a majority of the Directors. The Chair shall not have a casting vote in the event of any deadlock.

ARTICLE IV
 CORPORATE GOVERNANCE; INFORMATION RIGHTS AND RELATED COVENANTS

4.1          Veto Rights

(a)          The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement, contract, commitment, arrangement or understanding or effect any transaction which could reasonably be expected to result in a material Tax liability for any Plan Sponsor or any of such Plan Sponsor’s Affiliates that materially disproportionately affects such Plan Sponsor or its Affiliates as compared to the other Shareholder Parties without the prior written consent of such Plan Sponsor.

(b)          At least twenty-five (25) days prior to effecting any Restricted Transaction, the Company shall deliver written notice in the form set forth in Appendix E (the “Initial Notice”) to each Plan Sponsor indicating its intent to effect a Restricted Transaction. If, within ten (10) days following delivery of the Initial Notice, a Plan Sponsor gives written notice to the Company requesting information relating to such proposed Restricted Transaction (each such Plan Sponsor, a “Receiving Plan Sponsor”), the Company shall promptly deliver written notice (the “Second Notice”) to each Receiving Plan Sponsor, which notice shall include all relevant information relating to the proposed Restricted Transaction. A Receiving Plan Sponsor that objects in writing to a proposed Restricted Transaction within ten (10) days following delivery of the Second Notice is referred to herein as an “Objecting Plan Sponsor”. A Plan Sponsor that does not elect to become a Receiving Plan Sponsor following the delivery of the Initial Notice is hereafter referred to as a “Non-Receiving Plan Sponsor”. Notwithstanding the foregoing, any Plan Sponsor may give written notice to the Company at any time to temporarily or permanently waive its right to receive the Initial Notice under this Section 4.1 and be automatically deemed to be a Non-Receiving Plan Sponsor.

(c)          The Company shall not, and shall cause its Subsidiaries not to, effect the proposed Restricted Transaction contemplated by the Second Notice if:

(i)          (A) the Plan Sponsors beneficially own, in the aggregate, at least thirty percent (30%) of the then issued and outstanding Limited Voting Shares and (B) one Plan Sponsor is an Objecting Plan Sponsor, and the other Plan Sponsor is either an Objecting Plan Sponsor or a Non-Receiving Plan Sponsor; or

(ii)          (A) there is only one Plan Sponsor, and that Plan Sponsor (i) beneficially owns, in the aggregate, at least thirty percent (30%) of the then issued and outstanding Limited Voting Shares, and (ii) is an Objecting Plan Sponsor, and (B) no Shareholder Party qualifies as a Substitute Plan Sponsor.

(d)          If the Company or any of its Subsidiaries are not prevented from effecting a proposed Restricted Transaction pursuant to Section 4.1(b) (a “Permitted Restricted Transaction”), then the Company shall be entitled to consummate, or cause the consummation of, such Restricted Transaction (y) on terms, and subject to conditions, that are substantially the same as those disclosed in the Second Notice, and (z) no later than one hundred and twenty (120) days after the date that is ten (10) days following delivery of the Second Notice to the Plan Sponsors (the “Closing Deadline”); provided, that, if (i) the terms or conditions of a Permitted Restricted Transaction are modified, altered, waived or amended such that they are not substantially the same as those disclosed in the Second Notice, or (ii) the Permitted Restricted Transaction is not consummated by the Closing Deadline, then such proposed Restricted Transaction shall no longer constitute a Permitted Restricted Transaction and the Company shall be required to deliver a new Initial Notice in respect of such proposed Restricted Transaction. Upon effecting a Permitted Restricted Transaction, the Company shall promptly (and in any event no later than two (2) Trading Days after effecting a Permitted Restricted Transaction) issue a press release announcing such Permitted Restricted Transaction and the material terms thereof. If the Company does not, or decides not to, effect a Restricted Transaction, the Company shall promptly (and in any event no later than within two (2) Trading Days) inform the Plan Sponsors of such development; provided, that if such Restricted Transaction has already been publicly announced by the Company, then the Company shall, concurrently with informing the Plan Sponsors pursuant to this sentence, publicly announce that it will not, or has decided not to, effect the previously-announced Restricted Transaction.

(e)          If (A) there is only one Plan Sponsor, and (B) there is a Shareholder Party that, collectively with its Affiliates (collectively, the “Substitute Plan Sponsor”), beneficially owns (x) more Limited Voting Shares than any other Shareholder Party (collectively, with such other Shareholder Party’s Affiliates), and (y) at least twelve and one half percent (12.5%) of the then issued and outstanding Limited Voting Shares, then, solely for the purposes of this Section 4.1, the Substitute Plan Sponsor shall be deemed to be a Plan Sponsor and shall have all the rights of a Plan Sponsor under this Section 4.1.

4.2          Delisting Rights

Subject to applicable TSX rules, requirements, policies and procedures, the Company shall not voluntarily delist its Limited Voting Shares from trading on the TSX prior to the twenty four (24) month anniversary of the Effective Date unless (a) the shareholders of the Company holding at least sixty percent (60%) of the then issued and outstanding Limited Voting Shares have consented to the delisting in writing or (b) the holders of at least sixty percent (60%) of the Limited Voting Shares, voting in person or by proxy at a duly constituted shareholder meeting of the Company have approved the delisting. Following the twenty four (24) month anniversary of the Effective Date, any voluntary delisting of the Limited Voting Shares from trading on the TSX shall be subject to applicable TSX rules, requirements, policies and procedures.

4.3          Information Rights and Financial Information

(a)          Without limitation to the Shareholder Parties’ information rights under applicable Law, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable request of a Shareholder Party, (i) give such Shareholder Party and its Representatives, reasonable access during normal business hours to the books and records and monthly management accounts of the Company and its Subsidiaries on reasonable notice (provided that such access shall not unreasonably interfere with the operation of the business of the Company and its Subsidiaries in the ordinary course), (ii) the latest annual updated consolidated long-range business and strategic budget and plan, which shall include capital expenditures, cash flow and other financial projections (setting forth in detail the assumptions therefor) for the Company and its Subsidiaries as approved by the Board, (iii) details of any material Action (including details of the settlement or appeal of any such material Action), including, for greater certainty, any settlement or appeal of any Action arising out of or in connection with any UK Competition and Marketing Authority investigation relating to the Company or any of its Subsidiaries and (iv) any other information provided to a secured creditor or bondholder of the Company.

(b)          Upon request of a Shareholder Party, the Company shall provide or cause to be provided to such Shareholder Party, information regarding the financial condition, assets and operations of the Company Group or any member of the Company Group as such Shareholder Party may reasonably request; provided, that such access shall not unreasonably interfere with the operation of the business of the Company and its Subsidiaries in the ordinary course.

(c)          All information furnished or made available pursuant to this Section 4.3 shall be subject to the confidentiality obligations set forth in Section 7.3. Notwithstanding anything to the contrary in Sections 4.3(a) and (b), the Company may restrict the access and the disclosure of information pursuant to this Section 4.3 to the extent that (A) in the reasonable good faith judgment of the Board, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (B) in the reasonable good faith judgment of the Board, making available or furnishing the information pursuant to Sections 4.3(a) or (b) and Section 7.3 would violate any applicable confidentiality obligations to a third party, (C) disclosure of any such information or document would reasonably be expected to result in the loss of attorney-client privilege or (D) in the reasonable good faith judgment of the Company, disclosure of any such information or document would reasonably be expected to compromise the Company’s competitive position or make available sensitive commercial information to a competitor of the Company; provided, that in the circumstances described in each of the foregoing clauses (A) through (D), the Company and the Shareholder Parties will use commercially reasonable efforts to make, to the extent practicable, reasonable and appropriate substitute disclosure arrangements in a manner that is consistent with clauses (A) through (D). For greater certainty, a Shareholder Party that the Board reasonably determines is a competitor of the Company or any of its Subsidiaries shall not be entitled to any information, access and disclosure rights pursuant to this Section 4.3; provided, that the rights of a Shareholder Party pursuant to this Section 4.3 shall not be affected solely due to the fact that one or more portfolio companies managed by such Shareholder Party or any of its Affiliates competes directly or indirectly with the Company or any of its Subsidiaries; provided, further, that no information furnished or made available pursuant to this Section 4.3shall be provided by a Shareholder Party to a competitive portfolio company contemplated in the previous proviso.

4.4          Majority Voting Policy

The Company shall at all times maintain and preserve its Majority Voting Policy, subject to any amendments thereto required by applicable Law.

4.5          Related Party Transactions

No member of the Company Group shall enter into or effect a related party transaction unless:

(a)          such related party transaction is approved by a majority of the Board entitled by Law to vote on such transaction (which, for the avoidance of doubt, shall not include any Director(s) appointed by a Plan Sponsor that is, or any of whose Affiliates are, the related party to the related party transaction); provided that, such majority of the Board shall include at least two (2) Independent Directors; and

(b)          if the Fair Market Value of the subject matter of, or the consideration payable in respect of, the related party transaction exceeds $25 million, disinterested Shareholder Parties beneficially owning a majority of the Limited Voting Shares held by all disinterested Shareholder Parties shall not have delivered to the Company an objection in writing to such related party transaction within ten (10) days following the delivery of written notice from the Company to each of the Shareholder Parties of such related party transaction.

For purposes of this Section 4.5, “related party” shall have the meaning ascribed to such term in MI 61-101 in respect of a related party transaction and “related party transaction” shall have the meaning ascribed to such term in MI 61-101, excluding any debt or equity financing transaction which is (x) broadly syndicated, or (y) offered to all Shareholder Parties, in the case of equity financing, pursuant to Section 2.3, or in the case of debt financing, mutatis mutandis with Section 2.3.

ARTICLE V
 REGISTRATION RIGHTS

The Company shall perform and comply, and cause each of its Subsidiaries to perform and comply, with such of the following provisions as are applicable to it. Each Shareholder Party shall perform and comply with such of the following provisions as are applicable to such Shareholder Party.

5.1          Demand Registration

(a)          Request for Demand Registration.

(i)           At any time following the date of this Agreement, any Shareholder Party (or any group of Shareholder Parties acting together) beneficially owning not less than seven and one half percent (7.5%) of the then issued and outstanding Limited Voting Shares shall have the right to make a written request from time to time (a “Demand Registration Request”) to the Company for Registration of all or part of the Registrable Securities held by such Shareholder Party (or Shareholder Parties).  Any such Registration pursuant to a Demand Registration Request shall hereinafter be referred to as a “Demand Registration.”  The Shareholder Party (or Shareholder Parties) initiating a Demand Registration Request are referred to as the “Initiating Holder” (or “Initiating Holders”).

(ii)          Each Demand Registration Request shall specify (x) the aggregate amount of such Initiating Holder’s Registrable Securities to be registered and (y) the intended method or methods of disposition thereof.

(iii)          Upon receipt of a Demand Registration Request, the Company shall as promptly as practicable file with the applicable Canadian Securities Authorities, and use its commercially reasonable efforts to secure the issuance of a receipt or mutual reliance review decision document for, a Canadian Preliminary Prospectus (a “Demand Canadian Preliminary Prospectus”) and a Canadian Prospectus (a “Demand Canadian Prospectus”) relating to such Demand Registration, including, if necessary or useful, in reliance upon the post-receipt pricing procedures under National Instrument 44-103 Post-Receipt Pricing.

(b)          Limitation on Demand Registrations. The Company shall not be obligated (i) to take any action to effect any Demand Registration if, within the preceding ninety (90) days, a Demand Canadian Prospectus was filed, (ii) to effect any Demand Registration where the anticipated gross proceeds from the Registration are anticipated to be less than $50,000,000; (iii) to effect in the aggregate more than two (2) Demand Registrations in any twelve (12)-month period as requested pursuant to Section 5.1(a); (iv) to effect more than one (1) Demand Registration in any twelve (12)-month period as requested pursuant to Section 5.1(a) by one or more Plan Sponsors; or (v) to effect more than one (1) Demand Registration in any twelve (12)-month period as requested pursuant to Section 5.1(a) by one or more Initiating Holders that are not Plan Sponsors.  A Demand Registration shall not be counted as “effected” for purposes of this Section 5.1(b) until such time as the final receipt for the Canadian Prospectus has been provided by the applicable Canadian Securities Authorities, unless the Initiating Holders withdraw their request for such Registration, elect not to pay the expenses therefor, and forfeit their right to the Demand Registration, in which case such withdrawn Demand Registration shall be counted as “effected” for purposes of this Section 5.1(b).

(c)          Demand Notice. Other than in connection with a Bought Deal, promptly upon receipt of a Demand Registration Request pursuant to Section 5.1(a) (but in no event more than three (3) Trading Days thereafter), the Company shall deliver a written notice (a “Demand Notice”) of any such Demand Registration Request to all other Shareholder Parties and the Demand Notice shall offer each such Shareholder Party the opportunity to include in the Demand Registration that number of Registrable Securities as each such Shareholder Party may request in writing. Subject to Section 5.1(f) and Section 5.1(g), the Company shall include in the Demand Registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within five (5) Trading Days after the date that the Demand Notice was delivered. In the event that a Demand Registration is made in connection with a Bought Deal, the notice periods set forth in this Section 5.1(c) shall not be applicable and the Company shall use commercially reasonable efforts to give the other Shareholder Parties such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals are currently carried out in common market practice of its rights to participate thereunder and such Shareholder Parties shall have at least twenty-four (24) hours to notify the Company and the Initiating Holders that they will participate in the Bought Deal, failing which, the Initiating Holders and the Company shall be free to pursue the Bought Deal without the participation of such other Shareholder Parties.

(d)          Demand Withdrawal. The Shareholder Parties may withdraw all or any portion of their Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the filing of the Demand Canadian Prospectus.  Upon receipt of a notice to such effect with respect to all of the Registrable Securities included by the Shareholder Parties in such Demand Registration, the Company shall cease all efforts to pursue or consummate such Demand Registration.  If the Initiating Holders withdraw their Registrable Securities but other Shareholder Parties proceed with the Demand Registration, the Demand Registration shall continue to be treated for purposes of Section 5.1(b) to be a Demand Registration initiated by the Initiating Holders.

(e)          Effective Registration. The Company shall from the period beginning on the filing of any Demand Canadian Preliminary Prospectus or Demand Canadian Prospectus until the completion of the distribution of the Registrable Securities covered by such Demand Canadian Preliminary Prospectus or Demand Canadian Prospectus (or the closing date of the offering of such Registrable Securities thereunder, if later), comply with section 57 of the Securities Act (Ontario) and the comparable provisions of other applicable Canadian Securities Laws, and prepare and file promptly any prospectus or marketing material amendment which, in the opinion of the Company, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements and take all actions necessary to continue to qualify such Registrable Securities for distribution in the applicable provinces and territories of Canada for as long as may be necessary to complete the distribution of such Registrable Securities.

(f)          Delay in Filing; Suspension of Registration. If the filing or continued use of a Demand Canadian Preliminary Prospectus or Demand Canadian Prospectus (including pursuant to Section 5.2(a)(i) at any time would require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice of such action to the Shareholder Parties, delay the filing of, or suspend use of, as applicable, the Demand Canadian Preliminary Prospectus or Demand Canadian Prospectus (a “Demand Suspension”); provided, however, that (i) a Demand Suspension may not exceed sixty (60) days in succession individually or (ii) all Demand Suspensions may not exceed 120 days in the aggregate in any twelve (12) month period.  In the case of a Demand Suspension, the Shareholder Parties agree to suspend use of any applicable Demand Canadian Preliminary Prospectus or Canadian Prospectus in connection with any sale or purchase, or offer to sell or purchase, Registrable Securities, upon receipt of the notice referred to above.  The Company shall immediately notify the Shareholder Parties in writing upon the termination of any Demand Suspension, amend or supplement any Demand Canadian Preliminary Prospectus or Demand Canadian Prospectus, if necessary, so that it contains full, true and plain disclosure of all material facts relating to the securities distributed thereunder and does not contain a misrepresentation, and furnish to the Shareholder Parties such numbers of copies of any Demand Canadian Preliminary Prospectus or Demand Canadian Prospectus as so amended or supplemented as the Shareholder Parties may reasonably request.

(g)          Priority of Securities Registered Pursuant to Demand Registration. If the managing underwriter or underwriters of a proposed Underwritten Public Offering of the Registrable Securities included in a Demand Registration advise the Company in writing that, in its or their opinion, the number of securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be, in the case of any Demand Registration, (x) first, allocated to each Shareholder Party that has requested to participate in such Demand Registration an amount equal to the lesser of (i) the number of such Registrable Securities requested to be registered or sold by such Shareholder Party, and (ii) a number of such Registrable Securities equal to such Shareholder Party’s Pro Rata Portion, and (y) second, and only if all the securities referred to in clause (x) have been included, the number of other securities that, in the opinion of such managing underwriter or underwriters can be sold without having an adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered.

5.2          Shelf Registration.

(a)          Request for Canadian Shelf Registration.

(i)          Upon the written request of any Shareholder Party (or any group of Shareholder Parties acting together) beneficially owning not less than seven and one half percent (7.5%) of the then issued and outstanding Limited Voting Shares at any time and from time to time (a “Canadian Shelf Registration Request”), the Company shall promptly file with the applicable Canadian Securities Authorities, and use its commercially reasonable efforts to secure the issuance of a receipt or mutual reliance review decision document for, a base shelf preliminary prospectus and base shelf (final) prospectus (the “Canadian Base Shelf Prospectus”) pursuant to the provisions of NI 44-102 to qualify the distribution of all of the Registrable Securities in each of the provinces and territories of Canada (or such number of Registrable Securities and in such provinces and territories as otherwise determined by the Shareholder Parties of a majority of the Registrable Securities in the Canadian Shelf Registration Request with the prior written consent of the Shareholder Parties of a majority of the Registrable Securities).

(ii)          In advance of the expiration of any Canadian Base Shelf Prospectus, except as otherwise directed in writing by the Shareholder Parties owning a majority of the Registrable Securities, the Company shall renew such Canadian Base Shelf Prospectus upon request in accordance with Section 5.2(a)(i), such that the Company shall at all times have an effective Canadian Base Shelf Prospectus with enough capacity to allow the sale thereunder of all remaining Registrable Securities.

(iii)          The Company shall satisfy any Canadian Shelf Registration Request that is submitted pursuant to this Section 5.2 at a time that a Canadian Base Shelf Prospectus is effective by filing a supplement to the Canadian Base Shelf Prospectus (a “Canadian Shelf Supplement”) with the applicable Canadian Securities Authorities in accordance with NI 44-102 as soon as practicable and in any event not later than three (3) Trading Days after the Canadian Shelf Registration Request is received.  Section 5.1 shall apply mutatis mutandis to any Canadian Shelf Registration Request effected pursuant to this Section 5.2.

5.3          Piggyback Registration

(a)          Participation. If the Company at any time proposes to qualify any of its Equity Securities for distribution for its own account (or the account of any third party that is not a Shareholder Party) under applicable Canadian Securities Laws in any province or territory of Canada by way of a Canadian Preliminary Prospectus, Canadian Prospectus or to otherwise conduct a Public Offering with respect to any offering of its equity securities for its own account or for the account of any other Person (other than (i) a Registration under Section 5.1 or Section 5.2 or (ii) a Registration of securities solely relating to an offering and sale to officers, employees, Directors or consultants of the Company or its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement), then, as soon as practicable (but in no event less than ten (10) Trading Days (or, in the case of a Bought Deal, two (2) Trading Days) prior to the proposed date of filing of the Canadian Preliminary Prospectus or Canadian Shelf Supplement in respect of such offering), the Company shall give written notice (a “Piggyback Notice”) of such proposed filing or Public Offering to all Shareholder Parties, and such Piggyback Notice shall offer each Shareholder Party beneficially owning, in the aggregate, at least five percent (5%) of the then issued and outstanding Limited Voting Shares (each, an “Eligible Piggyback Party”) the opportunity to register under any applicable Canadian Prospectus, or to include in such Public Offering, such number of Registrable Securities as each such Eligible Piggyback Party may request in writing (a “Piggyback Registration”).  Subject to Section 5.3(b), the Company shall include in such Canadian Preliminary Prospectus or Canadian Prospectus or in such Public Offering, as applicable, all such Registrable Securities that are requested to be included therein within five (5) Trading Days (or, in the case of a Bought Deal, twenty-four (24) hours) after the receipt by each such Eligible Piggyback Party of any such notice; provided, however, that if at any time after giving written notice of its intention to register or sell any securities and prior to the filing of a Canadian Prospectus in connection with such Registration, the Company determines for any reason not to register or sell or to delay the Registration or sale of such securities, the Company shall give written notice of such determination to each Shareholder Party and, thereupon, (i) in the case of a determination not to register or sell, shall be relieved of its obligation to register or sell any Registrable Securities in connection with such Registration or Public Offering (but not from its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any Shareholder Parties entitled to request that such Registration or sale be effected as a Demand Registration under Section 5.1 (including pursuant to Section 5.2) and (ii) in the case of a determination to delay Registration or sale, in the absence of a request for a Demand Registration shall be permitted to delay registering or selling any Registrable Securities, for the same period as the delay in registering or selling such other securities.  Any Eligible Piggyback Party shall have the right to withdraw all or part of its request for inclusion of its Registrable Securities in a Piggyback Registration by giving written notice to the Company of its request to withdraw.

(b)          Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed offering of Registrable Securities (or, if such offering is not an Underwritten Public Offering, any nationally or internationally recognized investment bank engaged in connection with such offering) included in a Piggyback Registration informs the Company and the participating Shareholder Parties in writing that, in its or their opinion, the number of securities that such Shareholder Parties and any other Persons intend to include in such offering exceeds the number that can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be (i) first, one hundred percent (100%) of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect, with such number to be allocated among the Shareholder Parties that have requested to participate in such Registration based on an amount equal to the lesser of (x) the number of such Registrable Securities requested to be sold by such Shareholder Party, and (y) a number of such Registrable Securities equal to such Shareholder Party’s Pro Rata Portion, and (iii) third, and only if all of the Registrable Securities referred to in clause (ii) have been included in such Registration, any other securities eligible for inclusion in such Registration.

(c)          No Effect on Other Registrations. No Registration of Registrable Securities effected pursuant to a request under this Section 5.3 shall be deemed to have been effected pursuant to Section 5.1 and Section 5.2 or shall relieve the Company of its obligations under Section 5.1 and Section 5.2.

5.4          Registration Procedures

(a)          Requirements. In connection with the Company’s obligations under Section 5.1 to Section 5.3, the Company shall use its commercially reasonable efforts to effect such Registration and to permit the offering, sale and distribution of such Registrable Securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable, and in connection therewith the Company shall:

(i)          as promptly as practicable prepare the required Canadian Preliminary Prospectus and Canadian Prospectus including all exhibits, financial statements and ancillary materials required under the Canadian Securities Laws to be filed therewith, and, before filing a Canadian Preliminary Prospectus, Canadian Prospectus or any amendments or supplements thereto, (x) furnish to the underwriters, if any, and to the Shareholder Parties of the Registrable Securities covered by such Canadian Preliminary Prospectus or Canadian Prospectus, copies of all documents prepared to be filed, which documents shall be subject to the review of such underwriters and such Shareholder Parties and their respective counsel, (y) make such changes in such documents concerning the Shareholder Parties prior to the filing thereof as such Shareholder Parties, or their counsel, may reasonably request and (z) except in the case of a Registration under Section 5.3 not file any Canadian Preliminary Prospectus, Canadian Prospectus or amendments or supplements thereto to which the participating Shareholder Parties, in such capacity, or the underwriters, if any, shall reasonably object;

(ii)          prepare and file with the applicable Canadian Securities Authorities such amendments and supplements to the Canadian Preliminary Prospectus and Canadian Prospectus as may be (x) reasonably requested by any Shareholder Party with Registrable Securities covered by such Registration (y) reasonably requested by any participating Shareholder Party (to the extent such request relates to information relating to such Shareholder Party), or (z) necessary to continue to qualify such Registrable Securities for distribution as required by this Agreement, and comply with provisions of the applicable securities Laws with respect to the sale or other disposition of all securities covered by such Registration during such period in accordance with the intended method or methods of disposition by the sellers thereof;

(iii)          notify the participating Shareholder Parties and the managing underwriter or underwriters, if any, and (if requested) confirm such notice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (a) when the applicable Canadian Preliminary Prospectus, Canadian Prospectus, or any amendment or supplement thereto, has been filed (and when a receipt or mutual reliance review decision document has been issued from the Canadian Preliminary Prospectus or Canadian Prospectus), of any written comments by the Canadian Securities Authorities, or any request by the Canadian Securities Authorities or other Governmental Entity in any jurisdiction for amendments or supplements to any such Canadian Preliminary Prospectus or Canadian Prospectus or to any marketing materials, or for additional information or any other correspondence with the Canadian Securities Authorities relating to, or which may affect, the Registration in any material respect, (b) of the issuance of any order by the Canadian Securities Authorities or any other regulatory authority preventing or suspending the use of any Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials, or the initiation or threatening of any proceedings for such purposes, (c) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects and (d) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering, sale or distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)          promptly notify each selling Shareholder Party and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which any Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials would contain a misrepresentation or a statement that is otherwise misleading or untrue, or, if for any other reason it shall be necessary during such time period to amend or supplement such Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials in order to comply with the Securities Act or Canadian Securities Laws and, as promptly as reasonably practicable thereafter, prepare and file with the applicable Canadian Securities Authority, and furnish without charge to the selling Shareholder Parties and the managing underwriter or underwriters, if any, an amendment or supplement to such Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials which shall correct such misstatement or omission or effect such compliance;

(v)          use its commercially reasonable efforts to prevent, or obtain the withdrawal of, any stop order or other order or notice preventing or suspending the use of any Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials;

(vi)          furnish to each selling Shareholder Party and each underwriter, if any, without charge, as many conformed copies as such Shareholder Party or underwriter may reasonably request of any applicable Canadian Preliminary Prospectus or Canadian Prospectus and any amendment or post-effective amendment or supplement thereto, including financial statements and schedules and all exhibits (but excluding all documents incorporated therein by reference);

(vii)          deliver to each selling Shareholder Party and each underwriter, if any, without charge, as many copies of any applicable Canadian Preliminary Prospectus or Canadian Prospectus and any amendment or supplement thereto and such other documents as such Shareholder Party or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such Shareholder Party or underwriter (it being understood that the Company shall consent to the use of such Canadian Preliminary Prospectus or Canadian Prospectus or any amendment or supplement thereto by each of the selling Shareholder Parties and the underwriters, if any, in connection with the offering, sale or distribution of the Registrable Securities covered by such Canadian Preliminary Prospectus or Canadian Prospectus or any amendment or supplement thereto);

(viii)          on or prior to the date on which any applicable Canadian Prospectus is filed, use its commercially reasonable efforts to register or qualify, and cooperate with the selling Shareholder Parties, the managing underwriter or underwriters, if any, and their respective counsel, in connection with the Registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction as any such selling Shareholder Party or managing underwriter or underwriters, if any, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such Registration or qualification in effect for such period as required by Section 5.1 or Section 5.2, as applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(ix)          cooperate with the selling Shareholder Parties and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request prior to any sale of Registrable Securities to the underwriters;

(x)          use its commercially reasonable efforts to cause the Registrable Securities covered by the applicable Registration to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

(xi)          not later than the effective date of the filing of any applicable Canadian Prospectus, provide a CUSIP number for all Registrable Securities and, as applicable, provide the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company or CDS Clearing and Depository Services Inc., as applicable;

(xii)          make such representations and warranties to the Shareholder Parties of which Registrable Securities are being registered, and the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in public offerings similar to the offering then being undertaken;

(xiii)          enter into such customary agreements (including underwriting and indemnification agreements) and use commercially reasonable efforts to take all such other actions as the selling Shareholder Parties or the managing underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the Registration and disposition of such Registrable Securities;

(xiv)          obtain for delivery to the Shareholder Parties of the Registrable Securities being registered and to the underwriter or underwriters, if any, in the event of an Underwritten Public Offering or if customary in public offerings similar to the offering then being undertaken, on the date of the closing under the underwriting agreement or for such an offering, opinions of counsel in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Shareholder Parties or underwriters, as the case may be, and their respective counsel;

(xv)          in the case of an Underwritten Public Offering, obtain for delivery to the Company and the managing underwriter or underwriters, with copies to the Shareholder Parties included in such Registration or sale, a comfort letter from the Company’s independent certified public accountants or independent auditors (and, if necessary, any other independent certified public accountants or independent auditors of any Subsidiary of the Company or any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Canadian Prospectus) in customary form and covering such matters of the type customarily covered by comfort letters as the managing underwriter or underwriters reasonably request, dated the date of execution of the underwriting agreement and brought down to the closing under the underwriting agreement;

(xvi)          cooperate with each seller of Registrable Securities and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Canadian Securities Authorities or IIROC;

(xvii)         provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration;

(xviii)        use commercially reasonable efforts to cause all Registrable Securities covered by such Registration to be listed on each securities exchange on which any of the Company’s equity securities are then listed or quoted and on each inter-dealer quotation system on which any of the Company’s equity securities are then quoted;

(xix)           make available upon reasonable notice at reasonable times and for reasonable periods for inspection by a representative appointed by the selling Shareholder Parties, by any underwriter participating in any Registration and by any attorney, accountant or other agent retained by such Shareholder Parties or any such underwriter, all pertinent financial and other records and pertinent corporate documents and properties of the Company as are reasonably necessary to enable such Shareholder Parties or underwriter to exercise their due diligence responsibility, and cause all of the Company’s officers, Directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such Registration;

(xx)           in the case of an Underwritten Public Offering, cause the appropriate officers of the Company to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter or underwriters in any such offering and otherwise participate in reasonable and customary selling efforts related thereto;

(xxi)           take no direct or indirect action prohibited by Regulation M under the Exchange Act;

(xxii)          take all reasonable action to ensure that any marketing materials to be provided in connection with such Registration comply with Canadian Securities Laws and approve in writing all such marketing materials (including as may be reasonably required by any managing underwriter or underwriters) and file such marketing materials to the extent required for the use of such marketing materials under applicable Canadian Securities Laws; and

(xxiii)         take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities in accordance with the terms of this Agreement.

(b)          Company Information Requests. The Company may require each seller of Registrable Securities as to which any Registration or sale is being effected to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Shareholder Party and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing and the Company may exclude from such Registration or sale the Registrable Securities of any such Shareholder Party who unreasonably fails to furnish such information within a reasonable time after receiving such request. Each Shareholder Party agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c)          Discontinuing Registrations. Each Shareholder Party agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5.4(a)(iv), such Shareholder Party will discontinue disposition of Registrable Securities under such Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials until such Shareholder Party’s receipt of the copies of the supplemented or amended Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials contemplated by Section 5.4(a)(iv), or until such Shareholder Party is advised in writing by the Company that the use of the Canadian Preliminary Prospectus, Canadian Prospectus or marketing materials may be resumed, and, as applicable, has received copies of any additional or supplemental filings that are incorporated by reference in the Canadian Preliminary Prospectus or Canadian Prospectus, or any amendments or supplements thereto, and if so directed by the Company, such Shareholder Party shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Shareholder Party’s possession, of such documents current at the time of receipt of such notice.

5.5          Underwritten Offerings

(a)          Shelf and Demand Registrations. If requested by the underwriters for any Underwritten Public Offering, pursuant to a Registration or sale under Section 5.1 or Section 5.2, the Company shall enter into an underwriting agreement with such underwriters, such agreement to be reasonably satisfactory in substance and form to each of the Company, the selling Shareholder Parties and the underwriters, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities substantially consistent with those provided in Section 5.8.  The Shareholder Parties of the Registrable Securities proposed to be distributed by such underwriters shall cooperate with the Company in the negotiation of the underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof, and such Shareholder Parties shall complete and execute all questionnaires, powers of attorney and other documents reasonably requested by the underwriters and required under the terms of such underwriting arrangements.  Any such Shareholder Party shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Shareholder Party, such Shareholder Party’s title to the Registrable Securities, such Shareholder Party’s intended method of distribution and any other representations, warranties and agreements to be made by the Shareholder Party as are generally prevailing in agreements of that type, and the aggregate amount of the liability of such Shareholder Party under such agreement shall not exceed such Shareholder Party’s proceeds from the sale of its Registrable Securities in the offering, net of underwriting discounts and commissions but before expenses.

(b)          Piggyback Registrations. If the Company proposes to register or sell any of its securities as contemplated by Section 5.3 and such securities are to be distributed through one or more underwriters, the Company shall, if requested by any Shareholder Party pursuant to Section 5.3 and, subject to the provisions of Section 5.3(b), use its commercially reasonable efforts to arrange for such underwriters to include on the same terms and conditions that apply to the other sellers in such Registration or sale all the Registrable Securities to be offered and sold by such Shareholder Party among the securities of the Company to be distributed by such underwriters in such Registration or sale.  The Shareholder Parties of Registrable Securities to be distributed by such underwriters shall be parties to the underwriting agreement between the Company and such underwriters and shall complete and execute all questionnaires, powers of attorney and other documents reasonably requested by the underwriters and required under the terms of such underwriting arrangements.  Any such Shareholder Party  shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Shareholder Party’s title to the Registrable Securities, such Shareholder Party’s intended method of distribution and any other representations, warranties and agreements to be made by the Shareholder Party as are generally prevailing in agreements of that type, and the aggregate amount of the liability of such Shareholder Party shall not exceed such Shareholder Party’s proceeds from the sale of its Registrable Securities in the offering, net of underwriting discounts and commissions but before expenses.

(c)          Selection of Underwriters. The managing underwriter or underwriters to administer any offering shall be determined by the Company; provided that such underwriter or underwriters shall be reasonably acceptable to the Initiating Holders in any Demand Registration.

5.6          No Inconsistent Agreements; Additional Rights

Neither the Company nor any of its Subsidiaries shall hereafter enter into, and neither the Company nor any of its Subsidiaries is currently a party to, any agreement with respect to its securities that is inconsistent with the rights granted to the Shareholder Parties by this Agreement.  Neither the Company nor any of its Subsidiaries shall enter into any agreement granting registration or similar rights to any Person without the approval of Shareholder Parties holding a majority of Registrable Securities at the time such agreement is entered into or such grant is agreed to, and the Company hereby represents and warrants that, as of the date hereof, no registration or similar rights have been granted to any other Person other than pursuant to this Agreement.

5.7          Registration Expenses

All expenses incident to the Company’s performance of its obligations under this Agreement shall be paid by the Company, including (a) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Canadian Securities Authorities or IIROC, (b) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws, (c) all printing, translation, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including all expenses of any transfer agent and expenses relating to The Depository Trust Company or CDS Clearing and Depository Services Inc. and of printing prospectuses or other offering documents), (d) all fees and disbursements of counsel for the Company and of all independent certified public accountants or independent auditors of the Company and any Subsidiaries of the Company (including the expenses of any special audit and comfort letters required by or incident to such performance), (e) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system, (f) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration or sale, (g) all expenses up to an aggregate of $25,000 related to any “road show”, including the reasonable out-of-pocket expenses of the Shareholder Parties and underwriters, if so requested, and (h) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties). All such expenses are referred to herein as “Registration Expenses”.  Notwithstanding the foregoing, the Company shall not be required to pay (a) any fees and disbursements to underwriters (or counsel to the underwriters), including underwriting discounts, fees and commissions and transfer taxes, if any, attributable to the sale of Registrable Securities, (b) the cost of preparing, printing or producing any agreements among underwriters, underwriting agreements or any selling agreements and any other similar documents in connection with the offering, sale, distribution or delivery of the Registrable Securities, (c) any fees and disbursements of any Shareholder Party (or counsel to any Shareholder Party), or (d) for any expenses of any Demand Registration initiated pursuant to Section 5.1 if the Demand Registration Request is subsequently withdrawn at the request of the Shareholder Parties of a majority of the Registrable Securities to be registered (in which case all selling Shareholder Parties shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration or qualification), unless the Shareholder Parties of a majority of the Registrable Securities agree to forfeit their right to one registration or qualification pursuant to Section 5.1; provided further that if, at the time of such withdrawal, such Shareholder Parties shall have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Shareholder Parties at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Shareholder Parties shall not be required to pay any of such expenses and shall not forfeit their right to one Demand Registration pursuant to Section 5.1.

5.8          Indemnification

(a)          Indemnification by the Company. The Company shall indemnify and hold harmless, to the full extent permitted by law, each Shareholder Party, each shareholder, member, limited or general partner of such Shareholder Party, each of their respective Affiliates, officers, Directors, managers, shareholders, employees, advisors, and agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act or of analogous provisions under applicable Canadian Securities Laws) or is deemed to control such Persons and each of their respective Representatives from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable and documented costs of investigation and legal expenses and any indemnity and contribution payments made to underwriters) (each, a “Loss” and collectively “Losses”) arising out of or based upon any information or statement in a Canadian Preliminary Prospectus or Canadian Prospectus that contains or is alleged to contain a misrepresentation or any omission of a Canadian Preliminary Prospectus or Canadian Prospectus to contain full, true and plain disclosure of all material facts relating to the securities distributed thereunder, or any violation or alleged violation by the Company or any of its Subsidiaries of any federal, state, provincial, foreign or common law rule or regulation applicable to the Company or any of its Subsidiaries and relating to action or inaction in connection with any such Canadian Preliminary Prospectus or Canadian Prospectus and any distributions related thereto provided, that no selling Shareholder Party shall be entitled to indemnification pursuant to this Section 5.8(a) in respect of any untrue statement or omission or any misrepresentation contained in any information relating to such selling Shareholder Party furnished in writing by such selling Shareholder Party to the Company specifically for inclusion in a Canadian Preliminary Prospectus or Canadian Prospectus and used by the Company in conformity therewith (such information “Selling Holder Information”).  This indemnity shall be in addition to any liability the Company may otherwise have.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Shareholder Party or any indemnified party and shall survive the Transfer of such securities by such Shareholder Party and regardless of any indemnity agreed to in the underwriting agreement that is less favorable to the Shareholder Parties.  The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and Directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above (with appropriate modification).

(b)          Indemnification by the Selling Shareholder Parties. Each selling Shareholder Party agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its Subsidiaries and the Company and its Subsidiaries’ respective Directors and officers and each Person who controls (within the meaning of the Securities Act or the Exchange Act or of analogous provisions under applicable Canadian Securities Laws) or is deemed to control the Company from and against any Losses resulting from any omission from or any information or statement in a Canadian Preliminary Prospectus or Canadian Prospectus that contains a misrepresentation or untrue statement, in each case to the extent, but only to the extent, that such untrue statement or omission or such misrepresentation is contained in such selling Shareholder Party’s Selling Holder Information.  In no event shall the liability of any selling Shareholder Party hereunder be greater in amount than the dollar amount of the proceeds from the sale of its Registrable Securities in the offering giving rise to such indemnification obligation, net of underwriting discounts and commissions but before expenses, less any amounts paid by such Shareholder Party pursuant to Section 5.8(d) and any amounts paid by such Shareholder Party as a result of liabilities incurred under the underwriting agreement, if any, related to such sale.

(c)          Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent that the indemnifying party forfeits substantive legal rights or has been materially prejudiced by reason of such delay or failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the reasonable and documented fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such Person (based upon advice of its counsel) a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person).  If the indemnifying party assumes the defense, the indemnifying party shall not, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as a term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation.  If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld.  It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 5.8(c), in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable and documented fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable and documented fees and expenses of such additional counsel or counsels.

(d)          Contribution. If for any reason the indemnification provided for in Section 5.8(a) and Section 5.8 (b) is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein (other than as a result of exceptions or limitations on indemnification contained in Section 5.8(a) and Section5.8 (b)), then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations.  The relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things whether any untrue or alleged untrue statement of a material fact or misrepresentation or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, misrepresentation or omission.  The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 5.8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 5.8(d).  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.  The amount paid or payable by an indemnified party as a result of the Losses referred to in Section 5.8(a) and Section 5.8(b) shall be deemed to include, subject to the limitations set forth above, any documented and reasonable legal or other expenses incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 5.8(d), in connection with any Registration effected pursuant to this Agreement, a selling Shareholder Party shall not be required to contribute any amount in excess of the dollar amount of the proceeds from the sale of its Registrable Securities in the offering giving rise to such indemnification obligation, net of underwriting discounts and commissions but before expenses, less any amounts paid by such Shareholder Party pursuant to Section 5.8(b) and any amounts paid by such Shareholder Party as a result of liabilities incurred under the underwriting agreement, if any, related to such Registration.  If indemnification is available under this Section 5.8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 5.8(b) hereof without regard to the provisions of this Section 5.8(d). The remedies provided for in this Section 5.8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(e)          Priority.  The Company hereby acknowledges and agrees that any Person entitled to indemnification pursuant to Section5.8(a) (a “Company Indemnitee”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other sources.  The Company hereby acknowledges and agrees that it is the indemnitor of first resort (i.e., its obligations to a Company Indemnitee are primary and any obligation of such other sources to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Company Indemnitee are secondary).

5.9          Rules 144 and 144A and Regulation S

The Company shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will use commercially reasonable efforts to, upon the request of any Shareholder Party, make publicly available such necessary information (if any) for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act, as such rules may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and it will take such further action as any Shareholder Party may reasonably request, all to the extent required from time to time to enable such Shareholder Party to sell Registrable Securities without Registration under the Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by (a) Rule 144, Rule 144A or Regulation S under the Securities Act, as such rules may be amended from time to time, or (b) any similar successor rule or regulation hereafter adopted by the SEC.  Upon the written request of any Shareholder Party, the Company will deliver to such Shareholder Party a written statement as to whether it has complied with such requirements.

5.10          Short Form Registration

The Company agrees to use its commercially reasonable efforts to make available and maintain the availability of short form prospectus Registrations pursuant to NI 44-101.  For greater certainty, references herein to a Canadian Preliminary Prospectus or a Canadian Prospectus shall as applicable include a short form Canadian Preliminary Prospectus or a short form Canadian Prospectus.

ARTICLE VI
 REPRESENTATIONS AND WARRANTIES

6.1          Representations and Warranties of the Company

 By executing and delivering this Agreement, the Company hereby represents and warrants to each of the Shareholder Parties that the following statements are true and correct as of the date hereof:

(a)          The Company is a corporation duly organized and validly existing under the laws of Canada. The Company has the full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

(b)          This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c)           The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, with or without the giving of notice or lapse of time, or both (i) violate any provision of applicable Law or (ii) conflict with, or result in a breach or default under, any term or condition of the Articles or any agreement or instrument to which the Company is a party or by which the Company is bound.

6.2          Representations and Warranties of the Shareholder Parties

Each Shareholder Party and each Person who becomes a Shareholder Party after the date hereof with respect to itself hereby represents and warrants to and acknowledges with the Company and each other Shareholder Party that, as of the time such Shareholder Party becomes a party to this Agreement (whether by executing a separate joinder or otherwise):

(a)          Such Shareholder Party (i) if an entity, is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or equivalent power and authority to own, lease and operate its properties and to carry on its business as is now being conducted or (ii) if an individual, has the legal capacity to own, lease and operate his or her properties and assets and carry on his or her affairs as currently conducted.

(b)          Such Shareholder Party (i) if an entity, has the full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action; and (ii) if an individual, is a competent adult and has full power, legal right and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and thereby.

(c)          The execution, delivery and performance by such Shareholder Party of this Agreement and the consummation by such Shareholder Party of the transactions contemplated hereby will not, with or without the giving of notice or lapse of time, or both (i) violate any provision of applicable Law or (ii) conflict with, or result in a breach or default under, any term or condition of any agreement or instrument to which such Shareholder Party is a party or by which such Shareholder Party is bound.

ARTICLE VII
 MISCELLANEOUS

7.1          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transaction is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a manner that makes such term or provision valid, legal or capable of being enforced, as the case may be.

7.2          Entire Agreement

This Agreement, the Articles and Section 2(e) of the Subscription Agreement contain the entire understanding, whether oral or written, of the parties with respect to the matters covered hereby.

7.3          Confidential Information

(a)          Each Shareholder Party agrees that, for a period beginning on the date hereof until two (2) years following such Shareholder Party and its Affiliates and permitted transferees ceasing to own any Limited Voting Shares, directly or indirectly, it shall hold strictly confidential and shall use, and that it shall cause any Person to whom Confidential Information is disclosed pursuant to clause (i) below to hold strictly confidential and to use, the Confidential Information only in connection with its investment in the Company and not for any other purpose. Each Shareholder Party agrees that it shall be responsible for any breach of the provisions of this Section 7.3 by any of its Representatives to which it discloses Confidential Information. Each Shareholder Party further acknowledges and agrees that it shall not disclose any Confidential Information to any Person, except that Confidential Information may be disclosed:

(i)          to such Shareholder Party’s Representatives in the normal course of the performance of their duties, provided that such Shareholder Party shall be liable for the breach by such Representative of the terms of this Section 7.3 with respect to any Confidential Information provided to any such Representative;

(ii)          to the extent required by applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to which a Shareholder Party is subject; provided, that unless otherwise prohibited by Law, such Shareholder Party agrees to give the Company prompt notice of such request(s), to the extent practicable, so that the Company may seek an appropriate protective order or similar relief (and the Shareholder Party shall cooperate with such efforts by the Company, and shall in any event make only the minimum disclosure required by such Law);

(iii)          to any Person to whom such Shareholder Party is contemplating a Transfer of its Limited Voting Shares; provided, that (x) the potential transferee agrees with the Company in advance of any such disclosure to be bound by a confidentiality agreement reasonably acceptable to the Company and consistent with the provisions hereof, or (y) if a confidentiality agreement in item (x) is not entered into, such Shareholder Party shall be responsible for breaches of this Section 7.3 by such potential transferee;

(iv)          to any regulatory authority or rating agency to which such Shareholder Party or any of its Affiliates is subject or with which it has regular dealings, as long as such authority or agency is advised of the confidential nature of such information and such Shareholder Party uses reasonable commercial efforts to seek confidential treatment of such information to the extent available;

(v)          if the prior written consent of the Board shall have been obtained; or

(vi)          to any prospective or actual investor in or finance provider of (A) such Shareholder Party or any of its Affiliates, so long as such prospective or actual investor or finance provider is subject to a customary confidentiality agreement with respect to any disclosed Confidential Information, (B) in the case of GSO, any GSO Fund or any of their respective Affiliates, so long as such prospective or actual investor or finance provider is subject to a customary confidentiality agreement with respect to any disclosed Confidential Information, or (C) in the case of Solus, any Solus Fund or any of their respective Affiliates, so long as such prospective or actual investor or finance provider is subject to a customary confidentiality agreement with respect to any disclosed Confidential Information.

(b)          “Confidential Information” shall mean any information concerning the Company or any Persons that are or become its Subsidiaries or the financial condition, business, operations or prospects of the Company or any such Subsidiaries in the possession of or furnished to any Shareholder Party (including by virtue of its present or former right to designate a Director on the Board); provided, that the term “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Shareholder Party or its Affiliates, or their respective Representatives in violation of this Agreement, (ii) was available to such Shareholder Party on a non-confidential basis prior to its disclosure to such Shareholder Party or its Representatives by the Company or (iii) becomes available to such Shareholder Party on a non-confidential basis from a source other than the Company after the disclosure of such information to such Shareholder Party or its Representatives by the Company, which source is (at the time of receipt of the relevant information) not, to such Shareholder Party’s knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another Person; provided, that, notwithstanding anything to the contrary contained herein, “Confidential Information” in the possession of any Shareholder Party or any of their respective Affiliates or Representatives prior to the date of this Agreement shall, notwithstanding the foregoing exceptions in clauses (ii) or (iii), be deemed Confidential Information and such Shareholder Party shall be obligated to keep or to cause to be kept such information confidential in accordance with the provisions of this Section 7.3 as fully as if they did not have access to such information prior to the date of this Agreement but only received it after the date of this Agreement.

7.4          Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Company, the Shareholder Parties and their respective successors, assigns and permitted transferees. No party shall have the right to transfer or assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the Plan Sponsors and any purported assignment in violation of this Section 7.4 shall be void; provided, however, that the rights and obligations of a Shareholder Party under this Agreement may be assigned or otherwise conveyed by any Shareholder Party only (i) in connection with a Transfer of at least five percent (5%) of the then issued and outstanding Limited Voting Shares from a Shareholder Party and its Affiliates in a single transaction by way of a private agreement, and only in respect of such Transferred Limited Voting Shares, or (ii) to an Affiliate of such Shareholder Party that holds Limited Voting Shares and, in each case, such assignment of rights and obligations under this Agreement shall only be in respect of such Limited Voting Shares that are Transferred in accordance with the terms of this Agreement. As a condition to any transfer or assignment of this Agreement or any rights or obligations under this Agreement in accordance with the preceding sentence, the assignee shall agree in writing to be bound by the provisions of this Agreement and shall execute and deliver to the Company a copy of the joinder agreement attached hereto as Appendix F.

7.5          Counterparts

This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement. Signed counterparts of this Agreement may be delivered by facsimile and by .pdf format.

7.6          Notices

Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email transmission (in the case of email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been duly given (a) immediately when sent by email between 9:00 am and 6:00 pm (Ontario time) on any Trading Day and when sent outside of such hours, at 9:00 am (Ontario time) on the next Trading Day, and (b) when received if delivered by hand or overnight courier service or certified or registered mail on any Trading Day:

(i) If to the Company, addressed to it at:

[Redacted: Personal Information]

(ii) if to GSO:

to each applicable address set forth on Appendix A hereto

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Suite 6200, P.O. Box 50
Toronto, ON
M5X 1B8

Attention:         Marc Wasserman, Michael De Lellis and Martino Calvaruso
Email:                  mwasserman@osler.com
                            mdelellis@osler.com
                            mcalvaruso@osler.com

and to:

White & Case LLP
5 Old Broad Street
London, UK
EC2N 1DW

Attention:         Christian Pilkington and Ben Davies
Email:                  cpilkington@whitecase.com
                            bdavies@whitecase.com

and to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020

Attention:         Thomas E. Lauria and Harrison Denman
Email:                  tlauria@whitecase.com
                             hdenman@whitecase.com

(iii) if to Solus:

to each applicable address set forth on Appendix B hereto

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place
Toronto, ON M5X 1A4

Attention:         Kevin J. Zych and Sean Zweig
Email:                  zychk@bennettjones.com
                            zweigs@bennettjones.com

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Attention:         Andrew N. Rosenberg and Jacob A. Adlerstein
Email:                  arosenberg@paulweiss.com
                            jadlerstein@paulweiss.com

and to:

Ashurst LLP
Broadwalk House, 5 Appold Street
London, EC2A 2AG, UK

Attention:         Giles Boothman and Amrit Khosa
Email:                  Giles.Boothman@Ashurst.com
                            Amrit.Khosa@Ashurst.com

(iv) if to a Private Placement Party, addressed to it as set forth on Appendix C hereto.

7.7          Governing Law; Jurisdiction; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein (without reference to conflict of laws principles), and shall be construed and treated in all respects as an Ontario contract. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement. Each party hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transaction or the actions of the Shareholder Parties in the negotiation, administration, performance and enforcement of this Agreement.

7.8          Specific Performance

The parties hereto agree that the remedy at law for any breach of this Agreement would be inadequate and that should any dispute arise concerning the sale, disposition or issuance of any Equity Securities or the voting thereof or any other matter hereunder, this Agreement shall be enforceable in a court of equity by an injunction or a decree of specific performance. Such remedies shall, however, be cumulative and nonexclusive, and shall be in addition to any other remedies which the parties hereto may have.

7.9          Descriptive Headings

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

7.10          Further Assurances

Each of the parties hereto covenants and agrees on behalf of itself, its successors and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish and deliver such other instruments, documents and statements, and to take such other action, as may be required by Law or reasonably necessary to effectively carry out the purposes of this Agreement and the intentions of the parties expressed herein.

7.11          Publicity

None of the parties hereto may represent the Shareholder Parties’ views on any matter or suggest or imply that the Shareholder Parties are responsible or liable for any activities of any member of the Company Group. Except as otherwise provided in this Section 7.11 and other than with respect to filings or notices required by Law, the Company shall not reference the name and logo of a Shareholder Party nor refer to the aggregate amount of Limited Voting Shares held by such Shareholder Party. Other than with respect to filings or notices required by Law, the Company may not refer to the purchase price of the Limited Voting Shares of any Shareholder Party. Each Shareholder Party and any of its respective Affiliates may publicly disclose their participation (and solely their participation) in the transactions contemplated by this Agreement and the documents contemplated thereby, and in connection therewith may reference the name and logo of the Company. Except with respect to filings or notices required by Law, or as otherwise provided in the second, third and fourth sentences of this Section 7.11, each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement and any of the transactions contemplated by this Agreement, and no party hereto will make any such news release or public disclosure without first giving prior written notice and consulting with the other parties hereto and receiving its consent (which shall not be unreasonably withheld or delayed) and each party shall coordinate with the other with respect to any such news release or public disclosure.

7.12          No Third Party Beneficiaries

Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person, other than the parties hereto and their respective successors or assigns and permitted transferees, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns and permitted transferees, and for the benefit of no other Person.

7.13          Amendment and Waiver

Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or the Shareholder Parties unless such modification, amendment or waiver is approved in writing by each of the Company, the Plan Sponsors and the Shareholder Parties beneficially owning more than fifty percent (50%) of all issued and outstanding Limited Voting Shares beneficially owned by the Shareholder Parties. Notwithstanding the foregoing, (i) if any amendment, modification or waiver of any provision of this Agreement would materially adversely affect the rights of a Shareholder Party (other than the Plan Sponsors) in a manner disproportionate to the other Shareholder Parties, then such amendment, modification or waiver shall also require the prior written consent of such Shareholder Party and (ii) no amendment that would increase the obligations of any Shareholder Party shall be effective against such Shareholder Party without its prior written consent. Notwithstanding the foregoing, the addition of parties to this Agreement in accordance with the terms of this Agreement (and the updating of the Exhibits and Schedules in connection therewith or in connection with changes in equity holdings by a Shareholder Party) will not be considered to be an amendment, supplement, waiver or modification to this Agreement. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

7.14          Termination

If any Shareholder Party beneficially owns less than two and one half percent (2.5%) of the then issued and outstanding Limited Voting Shares, then such Shareholder Party and its Affiliates may, in their sole discretion, collectively terminate this Agreement solely with respect to themselves (other than this Article VII) at any time following the Lock-Up Period.

7.15          Thresholds

A Plan Sponsor shall promptly give written notice to the Company if it falls below or exceeds an applicable threshold set forth in Sections 3.3, 3.10, 4.3 or 4.10 of the Articles.

7.16          Time of the Essence

Time is of the essence in this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

COMPANY: CONCORDIA INTERNATIONAL CORP.
(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

GSO: [REDACTED: PERSONAL INFORMATION]

SOLUS: [REDACTED: PERSONAL INFORMATION]

PRIVATE PLACEMENT PARTIES: [REDACTED: PERSONAL INFORMATION]

[Signature Page to Investor Rights Agreement]

Appendix A

GSO Shareholder Parties

NAME	NOTICE ADDRESS

GSO Capital Solutions Fund II (Luxembourg) S.à r.l.	[Redacted: Personal Information]

GSO Churchill Partners LP	[Redacted: Personal Information]

GSO Credit-A Partners LP	[Redacted: Personal Information]

GSO Credit Alpha Trading (Cayman) LP	[Redacted: Personal Information]

GSO Harrington Credit Alpha Fund (Cayman) LP	[Redacted: Personal Information]

GSO Palmetto Opportunistic Investment Partners LP	[Redacted: Personal Information]

Appendix B

Solus Shareholder Parties

NAME	NOTICE ADDRESS

Sola Ltd	[Redacted: Personal Information]

Ultra Master Ltd	[Redacted: Personal Information]

Ultra NB LLC	[Redacted: Personal Information]

Solus Opportunities Fund 5 LP	[Redacted: Personal Information]

Appendix C

Private Placement Parties

NAME	NOTICE ADDRESS

Barings Global High Yield Credit Strategies Limited	[Redacted: Personal Information]

Australian Super PTY Ltd as trustee for Australian Super	[Redacted: Personal Information]

Dover Credit Limited	[Redacted: Personal Information]

Barings European Loan Strategy 1 Limited	[Redacted: Personal Information]

Barings European Loan Limited	[Redacted: Personal Information]

Danske European Loan Fund 1	[Redacted: Personal Information]

Barings Global Special Situations Credit 3 S.a.r.l.	[Redacted: Personal Information]

BYBROOK CAPITAL BADMINTON FUND LP	[Redacted: Personal Information]

BYBROOK CAPITAL BURTON PARTNERSHIP LP	[Redacted: Personal Information]

BYBROOK CAPITAL MASTER FUND LP	[Redacted: Personal Information]

BYBROOK CAPITAL HAZELTON MASTER FUND LP	[Redacted: Personal Information]

GSO Capital Solutions Fund II (Luxembourg) S.à r.l.	[Redacted: Personal Information]

GSO Churchill Partners LP	[Redacted: Personal Information]

GSO Credit-A Partners LP	[Redacted: Personal Information]

GSO Credit Alpha Trading (Cayman) LP	[Redacted: Personal Information]

GSO Harrington Credit Alpha Fund (Cayman) LP	[Redacted: Personal Information]

GSO Palmetto Opportunistic Investment Partners LP	[Redacted: Personal Information]

American High-Income Trust	[Redacted: Personal Information]

The Income Fund of America	[Redacted: Personal Information]

American Funds Insurance Series -- Asset Allocation Fund	[Redacted: Personal Information]

American Funds Insurance Series -- Global Bond Fund	[Redacted: Personal Information]

American Funds Insurance Series -- High-Income Bond Fund	[Redacted: Personal Information]

Capital World Bond Fund	[Redacted: Personal Information]

JPMorgan Funds - Flexible Credit Fund	[Redacted: Personal Information]

JPMorgan Funds - Flexible Credit Fund	[Redacted: Personal Information]

JPMorgan Flexible Credit Long Short Fund	[Redacted: Personal Information]

JPMorgan Flexible Credit Long Short Fund	[Redacted: Personal Information]

GIM Specialist Investment Funds - GIM Multi Sector Credit Fund	[Redacted: Personal Information]

GIM Specialist Investment Funds - GIM Multi Sector Credit Fund	[Redacted: Personal Information]

Advanced Series Trust - AST J.P. Morgan Strategic Opportunities Portfolio	[Redacted: Personal Information]

JPMorgan Investment Funds- Income Opportunity Fund	[Redacted: Personal Information]

Aon Hewitt Investment Consulting, Inc.	[Redacted: Personal Information]

JPMorgan Investment Funds- Global Income Conservative Fund	[Redacted: Personal Information]

Commingled Pension Trust Fund (High Yield) of JPMorgan Chase Bank, N.A.	[Redacted: Personal Information]

JPMorgan Global Allocation Fund	[Redacted: Personal Information]

JPMorgan Investment Funds- Global Income Fund	[Redacted: Personal Information]

JPMorgan Income Builder Fund	[Redacted: Personal Information]

JPMorgan High Yield Fund	[Redacted: Personal Information]

Louisiana State Employees' Retirement System	[Redacted: Personal Information]

LVIP JPMorgan High Yield Fund	[Redacted: Personal Information]

JPMorgan Funds ICVC - JPM Multi-Asset Income Fund	[Redacted: Personal Information]

JPMorgan Multi Income Fund	[Redacted: Personal Information]

Aon Hewitt Collective Investment Trust	[Redacted: Personal Information]

Commingled Pension Trust Fund (Core Plus Bond) of JPMorgan Chase Bank, N.A.	[Redacted: Personal Information]

JPMorgan Global Bond Opportunities Fund	[Redacted: Personal Information]

JPMorgan Funds - Global Bond Opportunities Fund	[Redacted: Personal Information]

JPMorgan Core Plus Bond Fund	[Redacted: Personal Information]

Old Mutual Specialist Funds	[Redacted: Personal Information]

JPMorgan Global Bond Opportunities Fund	[Redacted: Personal Information]

JPMorgan Funds - Global Bond Opportunities Fund	[Redacted: Personal Information]

JPMorgan Funds - US High Yield Plus Bond Fund	[Redacted: Personal Information]

JPMorgan Chase Retirement Plan	[Redacted: Personal Information]

Advanced Series Trust - AST J.P. Morgan Global Thematic Portfolio	[Redacted: Personal Information]

Advanced Series Trust - AST High Yield Portfolio	[Redacted: Personal Information]

Advanced Series Trust - AST J.P. Morgan Strategic Opportunities Portfolio	[Redacted: Personal Information]

Merrill Lynch Pierce Fenner and Smith Inc.	[Redacted: Personal Information]

Sola Ltd	[Redacted: Personal Information]

Ultra Master Ltd	[Redacted: Personal Information]

Ultra NB LLC	[Redacted: Personal Information]

Solus Opportunities Fund 5 LP	[Redacted: Personal Information]

BayCity Credit Opportunities Fund LP	[Redacted: Personal Information]

Symphony Floating Rate Senior Loan Fund	[Redacted: Personal Information]

California Street CLO XII, Ltd.	[Redacted: Personal Information]

BayCity Corporate Arbitrage and Relative Value Fund, L.P.	[Redacted: Personal Information]

BayCity Event Driven Opportunities Master Fund, L.P.	[Redacted: Personal Information]

BayCity Long-Short Credit Master Fund Ltd.	[Redacted: Personal Information]

Menard, Inc.	[Redacted: Personal Information]

Nuveen Credit Strategies Income Fund	[Redacted: Personal Information]

Nuveen Floating Rate Income Fund	[Redacted: Personal Information]

Nuveen Floating Rate Income Opportunity Fund	[Redacted: Personal Information]

Nuveen Short Duration Credit Opportunities Fund	[Redacted: Personal Information]

Nuveen Senior Income Fund	[Redacted: Personal Information]

Nuveen Symphony Floating Rate Income Fund	[Redacted: Personal Information]

PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB	[Redacted: Personal Information]

Principal Diversified Real Asset CIT	[Redacted: Personal Information]

Principal Funds, Inc. - Diversified Real Asset Fund	[Redacted: Personal Information]

BAYCITY SENIOR LOAN MASTER FUND LIMITED	[Redacted: Personal Information]

BayCity Alternative Investment Funds SICAV-SIF - BayCity US Senior Loan Fund	[Redacted: Personal Information]

Appendix D

Majority Voting Policy

D-2

CONCORDIA INTERNATIONAL CORP.

MAJORITY VOTING IN DIRECTOR ELECTIONS

The board of directors (the “Board”) of Concordia International Corp. (the “Corporation”) believes that each director should have the confidence and support of the Corporation’s shareholders (each a “Shareholder” and collectively the “Shareholders”). To this end, the Board has unanimously adopted this majority voting policy (the “Policy”) providing for majority voting in director elections at any meeting of the Corporation’s shareholders other than at “contested meetings”.  For the purposes of this Policy, a “contested meeting” means a meeting at which the number of directors nominated for election is greater than the number of seats available on the Board.

Pursuant to this Policy, the forms of proxy circulated in connection with a meeting of the Shareholders at which an uncontested election of directors is to be conducted shall provide the Shareholders with the ability to vote in favour of, or to withhold from voting, separately for each director nominee. The chair of the Board will ensure that the number of votes in favour of or withheld from voting for each director nominee is recorded and promptly made public after the meeting. If the vote was by a show of hands rather than a ballot, the Corporation will disclose the number of shares voted by proxy in favour or withheld for each director. If the number of votes withheld for a particular director nominee is greater than the votes in favour of such nominee, such director nominee shall be required to immediately submit his/her resignation to the chair of the Board following the applicable Shareholders’ meeting, effective upon acceptance by the Board. The Board will refer the resignation to the Nominating and Corporate Governance Committee (the “Committee”).

Following receipt of a resignation submitted pursuant to this Policy, the Committee shall consider whether or not to accept the resignation and shall recommend to the Board whether or not to accept it. With the exception of exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Committee shall be expected to accept and recommend acceptance of the resignation by the Board. In considering whether or not to accept the resignation, the Committee will consider all factors deemed relevant by members of the Committee including, without limitation, the stated reasons, if any, why the Shareholders withheld votes from the election of that nominee, the Corporation’s governance guidelines, and applicable corporate law requirements and stock exchange rules regarding the composition of the Board.

Within ninety (90) days following the applicable Shareholders’ meeting, the Board shall make its decision, on the Committee’s recommendation. In considering the Committee’s recommendation, the Board will consider the factors considered by the Committee and such additional information and factors that the Board considers to be relevant.  The Board shall accept the resignation absent exceptional circumstances. Following the Board’s decision on the resignation, the Board shall promptly issue a news release of its decision whether to accept the applicable director’s resignation, including a full statement of the reasons for rejecting the resignation, if applicable, a copy of which must be provided to the Toronto Stock Exchange.  If a resignation is accepted, it will be effective upon acceptance by the Board.

D-3

Subject to any corporate law restrictions, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.

A director who tenders his/her resignation pursuant to this Policy shall not be permitted to participate in, and shall therefor not attend, any meetings of the Board or the Committee at which his/her resignation is to be considered. If the director who tenders his/her resignation must attend such meeting to satisfy quorum requirements, the direct shall not speak or otherwise participate in any part of the meeting where his/her resignation is discussed or a related resolution is voted upon. However, if each member of the Committee received a greater number of votes withheld than the votes for each member in the same election (or a sufficient number of the Committee members, such that the Committee no longer has a quorum), then the remaining members of the Committee, if any, shall not consider the resignation(s) and the Board shall consider whether or not to accept the resignation(s) without a recommendation from the Committee.

In the event that a sufficient number of the Board members received a greater number of votes withheld than votes for such members in the same election, such that the Board no longer has a quorum, then such directors receiving a majority withheld vote shall not be permitted to vote in any meeting of the Board at which his/her resignation is considered, however he/she shall be counted for the purpose of determining whether the Board has quorum.

In the event that any director who received a greater number of votes withheld than votes in favour of such director’s election does not tender his/her resignation in accordance with this Policy, he/she will not be re-nominated by the Board.

The Committee may adopt such procedures as it sees fit to assist it in its determinations with respect to this Policy. Each of the current directors has agreed to abide by the provisions of this Policy and any subsequent candidate nominated by the Committee will, as a condition to such nomination, be required to agree to abide by this Policy.

-----

Approved by the board of directors of the Corporation effective September 6, 2018.

Appendix E

 Form of Initial Notice

E-2

NOTICE OF RESTRICTED TRANSACTION

TO:	[ ] (the ”Plan Sponsor”) [insert address]

FROM:	Concordia International Corp. (the ”Company”) [insert address]

DATE:	[insert date]

All capitalized terms in this notice that are not defined herein have the meaning ascribed to such terms in the Investor Rights Agreement among Concordia International Corp. and certain of its shareholders dated as of September 6, 2018 (the “IRA”).

In accordance with the IRA, the Company hereby informs the Plan Sponsor that the Company is considering effecting a Restricted Transaction.

The Plan Sponsor may, within ten (10) days following delivery of this notice, give written notice to the Company requesting information relating to such proposed Restricted Transaction in order to exercise the Plan Sponsor’s rights under Section 4.1 of the IRA.

CONCORDIA INTERNATIONAL CORP.

Per:
Name:
Title:

A
Appendix F

 Form of Joinder Agreement

THIS JOINDER AGREEMENT (this “Agreement”) is made as of [insert date], by and among [Insert Name of Investor] (the “Investor”) and Concordia International Corp., a corporation incorporated under the laws of Canada (the “Company”).

W I T N E S S E T H:

WHEREAS, reference is hereby made to that certain Investor Rights Agreement (the “Investor Rights Agreement”), dated as of  September 6, 2018, by and among the Company and the Shareholder Parties signatory thereto; and

WHEREAS, this Agreement has been entered into to record and effect the admission of the Investor as a Shareholder Party under the Investor Rights Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

§1.          Definitions. Capitalized terms defined in the Investor Rights Agreement shall have the same meaning when used in this Agreement.

§2.          Admission of Investor.

(a)          By executing and delivering this Agreement to the Company, the Investor hereby agrees to become a party to, to be bound by, and to comply with the terms, conditions and provisions of the Investor Rights Agreement in the same manner as if the undersigned Investor were an original signatory and named as a Shareholder Party thereunder. By executing and delivering this Agreement to the Investor, the Company hereby consents to and confirms its acceptance of the Investor as a Shareholder Party for purposes of the Investor Rights Agreement.

(b)          By executing and delivering this Agreement to the Company, the Investor hereby acknowledges, agrees and confirms (i) that his address details for notices under the Investor Rights Agreement are as set forth on Schedule A attached hereto and made a part thereof, and (ii) the Investor has received a copy of the Investor Rights Agreement and has reviewed the same and understands its contents.

§3.          Entire Agreement. This Agreement and the Investor Rights Agreement contain the entire understanding, whether oral or written, of the parties with respect to the matters covered hereby. Any amendment or change in this Agreement shall not be valid unless made in writing and signed by both parties hereto.

§4.          Effect; Counterparts. Except as herein provided, the Investor Rights Agreement shall remain unchanged and in full force and effect. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement

§5.          Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. The provisions of Section 7.7 (Governing Law; Jurisdiction; Waiver of Jury Trial) of the Investor Rights Agreement shall apply to this Agreement as though set out in full herein.

§6.          Headings; Construction. The headings of particular provisions of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

* * *

IN WITNESS WHEREOF the parties have caused this Joinder Agreement to be duly executed on the date first written above.

CONCORDIA INTERNATIONAL CORP.

Name:
Title:

[Insert name of Investor]

SCHEDULE A TO APPENDIX F

ADDRESS FOR NOTICES

[Insert Investor’s address]
Facsimile:
 Attention: